CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2003

ALUMINUM CORPORATION OF CHINA LIMITED
(Translation of Registrant's Name Into English)

No.12B Fuxing Road, Haidian District, Beijing, People's Republic of China 100814
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1).

Yes X No

Indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

ALUMINUM CORPORATION OF CHINA LIMITED (the "Registrant") is furnishing under cover of this Form 6-K an English copy of the following documents in connection with the Registrant's interim results for the first half of 2003:

(i)	a copy of the press release;

(ii)	a copy of the public announcement; and

(iii)	a copy of the 2003 Interim Report.

For Immediate Release	August 26, 2003

Aluminum Corporation of China Limited Announces Its 2003 Interim Results
Net Profit Increased Significantly to RMB1,575 Million,
Representing An Increase of 175.2% Over the First Half of 2002

  Net profit amounted to RMB 1,575million, an increase of 175.2% over the first half of 2002; earnings per share was RMB0.15
  Production capacity was further enhanced, with the production volume of alumina increasing by 8.7%
  The Board of Directors proposed not to declare an interim dividend for the first half of 2003
  Chalco has made proactive efforts to respond to the market in a positive manner by adjusting strategies on a timely basis. For example, in order to increase alumina production capacity, the Pingguo Alumina Phase II Project will begin production six months ahead of schedule, bringing extra profits to Chalco
  Chalco has raised its profile in the global alumina market, achieving the ranking of second largest alumina producer in the world.

(August 26, 2003 - BEIJING) The board of directors of Aluminum Corporation of China Limited ( "Chalco"; SEHK: 2600, NYSE: ACH) is pleased to announce the 2003 interim results for the six months ended June 30, 2003 ("the first half of 2003"). During the first half of 2003, the total revenue of Chalco and its subsidiaries amounted to RMB10,566.2 million, representing an increase of 28.1% as compared with the same period last year. Net profit was RMB1,575.0 million, representing an increase of 175.2% as compared with the same period last year. Net profit margin increased by 8 percentage points to 15.2%. Earnings per share was RMB0.15.

The board of directors of Chalco proposed not to declare an interim dividend for the period from January 1, 2003 to June 30, 2003.

Reviewing the results for the first half of 2003, Mr. Guo Shengkun, Chairman, President and Chief Executive Officer of the Company, said, "The Chinese economy continued to maintain rapid growth in the first half of 2003. Although the SARS outbreak in the beginning of this year in certain regions in China has negatively impacted some industries, GDP growth in the first half of the year remained strong, with a growth rate of 8.2%. Domestic growth in industrial production reached an even faster rate of 16.2%, providing more space for growth of aluminum consumption. Benefiting from a favorable external environment and strong internal management, the Group achieved growth in its revenues, net profit and earnings per share, thereby increasing the profitability of the Company and achieving encouraging results for the first half of 2003."

During the first half of 2003, driven by the strong demand growth momentum, global and domestic alumina spot prices have quickly rebounded. The domestic demand for alumina amounted to 5,300,000 tonnes with a shortage of 2,400,000 tonnes. The current average sales price of Chalco's alumina was RMB2,950 per tonne, representing an increase of 48% from year end 2002. By taking advantage of the rebound in the prices of products, Chalco is actively reviewing proposals to increase the number of long-term alumina contracts in order to minimize the impact of price fluctuations of alumina products on Chalco's long-term profitability. In the aluminum market, domestic demand grew by 26% compared with the same period last year, while domestic aluminum prices rose modestly in the first half of 2003. The average SHFE 3-month futures price has commanded on average a premium of US$85 over the LME price for the first half of 2003.

During the first half of 2003, Chalco continued its efforts to improve operational management and corporate governance by consolidating operations and implementing a cost reduction plan, thereby maintaining a balanced capital structure. In view of project management, Chalco continues to comply with its predetermined return on investment benchmark as well as control its capital expenditures to bolster its project and investment management capabilities. Chalco also strives to improve its product quality and to lower its costs through research development and technical upgrades. Chalco has paid special attention to strengthen its information technology platform in order to provide an all-rounded management upgrade, promote efficiency and enhance decision making processes. The Company has also accelerated the establishment of an information network as well as software development in accordance with the principle of "unified planning and diversified implementation".

During the first half of 2003, Chalco closely analyzed international and domestic market trends, maintained flexibility in adjusting its development strategies to focus on its core competencies, increased investment in alumina and accelerated the progress of construction for key projects. Chalco plans to expand its alumina production to 7.27 million tonnes and aluminum production to 1.5 million tonnes by 2005. Currently, the progress of Chalco's projects are as follows:

  Pingguo Alumina Phase II Project with a capacity of 400,000 tonnes was completed and put into production at the end of June. The overall construction period was six months ahead of schedule, reducing RMB 16 million of financial costs and bringing extra profits to Chalco;

  Progress in the construction of the 300,000-tonne "Ore-dressing" Bayer project at Chalco's Zhongzhou branch is ahead of schedule and is expected to come into overall trial operation by the end of the year;

  Construction of the 280,000-tonne aluminum-power joint venture project at the Shanxi branch has already begun and the joint venture company has officially commenced operation; and

  Shanxi alumina Phase III project has been brought forward and construction will start this year.

Chalco's position among major global producers is constantly rising. Chalco has achieved rapid expansion in production capacity, from 4.3 million tonnes in 2000 to 5.41 million tonnes in 2002, at a compound annual growth rate of 12.2%. Concurrently, Chalco has improved its ranking to the second largest alumina producer in the world, thereby increasing its competitiveness among global producers. In the first half of 2003, Chalco's production volume of alumina increased to a historical high of 2,860,000 tonnes, representing an increase of 8.7% over the same period last year. The production volume of primary aluminum products amounted to 376,000 tonnes, representing an increase of 2.7% over the same period last year.

As a core member of the Aluminum Industry Group of China (AIGC), which was incorporated in April 2003 by the State Administration for Industry and Commerce, Chalco will benefit from the mission to lead the resource optimization and structural reform of China's aluminum industry that aims to control undisciplined competition and promote the healthy development of the sector.

Looking ahead to the second half of the year, the domestic alumina price is expected to be sustained at relatively high levels, while the average price of aluminum is likely to remain stable. Speaking about the opportunities and challenges facing Chalco ahead, Mr. Guo said, "We are closely monitoring the changes taking place in the market and will adjust our marketing strategies and capital expenditure on a timely basis, with focus placed on the construction of alumina projects. While consolidating and enhancing our competitiveness, we will also continue to expand our operations in order to maintain our leading position in the PRC's aluminum industry. Regarding internal management, we will strengthen research and development, speed up the commercialization and promotion of Chalco's scientific and technological achievements and combine Chalco's quality assets, stringent management and patented technology with the efforts of all our staff to maximize economic benefits."

-- end --

The financial information set out on the next page does not constitute the Company's statutory financial statements for the six months ended June 30, 2002 or 2003, but is derived from those financial statements. Statutory financial statements for the six months ended June 30, 2003 will be delivered to shareholders as well as made available on the Company's website, http://www.chalco.com.cn.

Forward-looking statements:

Certain statements contained in this announcement may be viewed as "forward-looking statements" within the meaning of Section 21E of the US. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.

Background information:

Aluminum Corporation of China Limited is the sole producer of alumina and the largest producer of primary aluminum in China, with its production volume of alumina in 2002 ranking second in the world. The scope of business of the Company includes bauxite mining, alumina refining and primary aluminum smelting. The Company was established as a joint stock limited company incorporated in the People's Republic of China on September 10, 2001. The Company successfully offered its American Depository Shares ("ADSs") and H shares in New York and Hong Kong, respectively, and its ADSs and H shares were listed on the New York Stock Exchange, Inc. and The Stock Exchange of Hong Kong Limited on December 11 and 12, 2001, respectively.

For further queries, please visit www.chalco.com.cn

For further information, please contact:
Ding Hai Yan
Secretary to the Board of Directors
Aluminum Corporation of China Limited
12B Fuxing Road, Beijing 100814, China
Tel: (+8610) 6396 7331
Fax: (+8610) 6396 3874
dmj@chalco.com.cn

Consolidated profit and loss account
(prepared in accordance with accounting principles generally accepted in Hong Kong)

	Unaudited
	Six months ended June 30,
	2003	2002
	RMB'000	RMB'000

Turnover	10,339,514	7,994,753
Cost of goods sold	7,196,805	6,323,525
	______________	______________
Gross profit	3,142,709	1,671,228
Other revenues	226,656	250,885
Operating profit	2,333,166	1,051,130
Profit before income taxes	2,106,621	778,672
Income taxes	463,125	187,681
	______________	______________
Profit after income taxes	1,643,496	590,991
Minority interests	68,477	18,641
	______________	______________
Profit for the year/period	1,575,019	572,350
	============	============
Basic earnings per share	RMB 0.15	RMB 0.05
	============	============

1H 2003 Key Operational Highlights
For the period ended June 30, 2003

Chinese Economic Statistics

	1H 2003	% Ch from 1H 2002
China GDP	8.2%	+0.4%
China consumer retail sales volume	RMB 2.16 trillion	+8.0%
China industrial output	RMB 1.84 trillion	+16.2%
Housing construction	775.82 million sq m	+27.9%
Car production	895,500	+103.5%
Vehicle production	2.08 million	+34.1%

Source: National Bureau of Statistics

Update on the Chinese Alumina and Aluminum Sector

	1H 2003	% Ch from 1H 2002
Domestic production of alumina	2.86 m tonnes	+8.7%
Domestic consumption of alumina	5.3 m tonnes	+25.0%
Import of alumina	2.56 m tonnes	+27.4%
Domestic production of aluminum	2.53 m tonnes	+26.7%
Domestic consumption of aluminum	2.45 m tonnes	+26.0%
Net export of aluminum	126,800 tonnes	N/A
LME 3-month future aluminum price (excl tax)	US$0.63 /lb (US$1,389.0/t)	+1.6%
SHFE 3-month future aluminum price (excl tax)	US$0.67/lb (RMB14,225.0 /t)	+4.9%

Source: Chalco

Key Chalco Operational Data for 1H 2003
	1H 2003	% Ch from 1H 2002
Alumina
External sales of alumina products	2.14 m tonnes	N/A
Average sales price of alumina	RMB 2,603/t (US$268.7/t )	N/A
Production volume of alumina products	2.86 m tonnes	+8.7%
Aluminum
Sales volume of aluminum products	369,200 tonnes	N/A
Average sales price of aluminum	RMB14,307/t (US$0.67/lb)	N/A
Production volume of aluminum products	376,000 tonnes	+2.7%

Source: Chalco

Aluminum Corporation of China Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)
Announcement of 2003 Interim Results

The Board of Directors of Aluminum Corporation of China Limited (the "Company") is pleased to announce the unaudited interim results of operations of the Company, its subsidiaries and two jointly controlled entities (the "Group") for the six months ended June 30, 2003, and would like to express our gratitude to our shareholders and the staff for their concern and support for the Company.

Results

The consolidated turnover and other revenues of the Group for the six months ended June 30, 2003 amounted to RMB10,566.2 million, representing an increase of 28.1% as compared with the same period last year. The consolidated profit (after income taxes) for the period amounted to RMB1,575.0 million, representing an increase of 175.2% as compared with the same period last year. The basic earnings per share amounted to RMB0.15.

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE SIX MONTHS ENDED JUNE 30, 2003

		Unaudited
		Six months ended June 30,
		2003	2002
	Note	RMB'000	RMB'000

Turnover	2	10,339,514	7,994,753
Cost of goods sold	2	7,196,805	6,323,525
		---------------	---------------
Gross profit		3,142,709	1,671,228
Other revenues	2	226,656	250,885
Expenses related to other revenues	3	194,664	235,738
		---------------	---------------
Other revenues, net		31,992	15,147
		---------------	---------------
Selling and distribution expenses	4	241,581	248,551
General and administrative expenses	5	550,373	329,594
Research and development expenses		53,634	38,181
Other (income) expenses, net		(4,053)	18,919
		---------------	---------------
Operating profit		2,333,166	1,051,130
Finance costs		227,618	272,290
		---------------	---------------
Operating profit after finance costs		2,105,548	778,840
Share of profit (loss) of jointly controlled entities		1,073	(168)
		---------------	---------------
Profit before income taxes		2,106,621	778,672
Income taxes	7	463,125	187,681
		---------------	---------------
Profit after income taxes		1,643,496	590,991
Minority interests		68,477	18,641
		---------------	---------------
Profit for the period		1,575,019	572,350
		=========	=========
		RMB	RMB
Basic earnings per share	8	0.15 Yuan	0.05 Yuan
		=========	=========

CONDENSED CONSOLIDATED BALANCE SHEET
AS OF JUNE 30, 2003

		Unaudited	Audited
		As of	As of
		June 30,	December 31,
	Note	2003	2002
		RMB'000	RMB'000

Intangible assets		714,898	736,937
Property, plant and equipment		23,545,194	22,563,565
Interest in jointly controlled entities		21,714	17,695
Long-term investments		11,058	11,058
Deferred tax assets		110,925	32,734
Current assets
Inventories		3,748,263	3,256,736
Accounts receivable, net	10	1,295,279	1,915,848
Due from related parties		467,268	472,629
Other current assets	11	618,831	570,508
Bank balances and cash:
Pledged bank balances		60,681	46,169
Cash and cash equivalents		2,456,509	2,296,085
		---------------	---------------
Total bank balances and cash		2,517,190	2,342,254
		---------------	---------------
Total current assets		8,646,831	8,557,975
		---------------	---------------
Current liabilities
Accounts payable	12	1,897,178	1,971,509
Due to related parties		496,981	761,069
Other payables and accruals		2,966,365	2,804,036
Taxation payable		541,688	369,022
Current portion of long-term loans		948,916	1,053,984
Unsecured short-term loans		3,960,240	4,049,290
		---------------	---------------
Total current liabilities		10,761,368	11,008,910
		---------------	---------------
Net current liabilities		(2,114,537)	(2,450,935)
		---------------	---------------
Total assets less current liabilities		22,289,252	20,911,054
		=========	=========
Financed by:
Issued capital and reserves		16,627,488	15,523,947
Minority interests		562,467	437,809
Non-current liabilities
Long-term loans		5,099,297	4,949,298
		---------------	---------------
		22,289,252	20,911,054
		=========	=========
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

1	Basis of preparation and accounting policies

The unaudited consolidated condensed interim financial statements are prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") 25: "Interim Financial Reporting" issued by the Hong Kong Society of Accountants ("HKSA").

These condensed interim financial statements should be read in conjunction with the 2002 annual financial statements.

The accounting policies and methods of computation used in the preparation of these condensed interim financial statements are consistent with those used in the annual financial statements for the year ended December 31, 2002, except that the Group adopted SSAP 12 (revised) "Income Taxes" ("SSAP 12") issued by the HKSA which is effective for accounting periods commencing on or after January 1, 2003. The changes to the Group's accounting policies upon the adoption of SSAP 12 (revised) are set out in the paragraphs below. In addition, the Group adopted SSAP 35 "Government Grants and Disclosure of Government Assistance" ("SSAP 35") issued by the HKSA which is effective for accounting periods commencing on or after July 1, 2002. The adoption of SSAP 35 has no significant effect on the Group's prior year financial statements.

Deferred taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries, associates and jointly controlled entities, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

In prior years, deferred taxation was accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the financial statements to the extent that a liability or an asset was expected to be payable or recoverable in the foreseeable future. The adoption of SSAP 12 (revised) has no significant effect on the Group's current and prior year financial statements.

2	Turnover, revenues and segment information

The Group is principally engaged in the production and sale of alumina and primary aluminum. Revenues recognized are as follows:

	Unaudited
	Six months ended June 30,
	2003	2002
	RMB'000	RMB'000
Turnover
Sales of goods, net of value-added tax	10,339,514	7,994,753
	---------------	---------------
Other revenues
Sale of scrap and other materials	80,819	130,976
Supply of electricity, heat, gas and water	124,757	84,351
Rendering of services	6,985	12,306
Interest income	13,739	23,252
Income from investment securities	356	-
	---------------	---------------
Total other revenues	226,656	250,885
	---------------	---------------
Total revenues	10,566,170	8,245,638
	=========	=========

Primary reporting format - business segments

The Group is organized in the People's Republic of China (the "PRC ") into two main business segments:

* Alumina segment	-	Mining and processing of bauxite into alumina and the associated distribution activities.

* Primary aluminum segment	-	production of primary aluminum and the associated distribution activities.

Activities of the headquarters and other operations of the Group, comprising the conduction of research and development related to alumina business and minor production and distribution of alumina hydrate, are grouped under corporate and other services segment.

All inter-segment and inter-plant sales are made at prices approximate to market prices.

	Unaudited
	Six months ended June 30,
	2003	2002
	RMB'000	RMB'000
Segment results
Turnover
Alumina
External sales	5,650,957	3,520,110
Inter-segment sales	1,473,464	1,257,699
	---------------	---------------
	7,124,421	4,777,809
	---------------	---------------
Primary aluminum
External sales	4,656,512	4,446,359
Corporate and other services
External sales	32,045	28,284
Inter-segment elimination	(1,473,464)	(1,257,699)
	---------------	---------------
Total turnover	10,339,514	7,994,753
	=========	=========
Cost of goods sold
Alumina	4,694,020	3,800,416
Primary aluminum	3,944,234	3,725,345
Corporate and other services	25,568	24,463
Inter-segment elimination	(1,467,017)	(1,226,699)
	---------------	---------------
Total cost of goods sold	7,196,805	6,323,525
	---------------	---------------
Gross profit
Alumina	2,430,401	977,393
Primary aluminum	712,278	721,014
Corporate and other services	6,477	3,821
Inter-segment elimination	(6,447)	(31,000)
	---------------	---------------
Total gross profit	3,142,709	1,671,228
	---------------	---------------

	Unaudited
	Six months ended June 30,
	2003	2002
	RMB'000	RMB'000
Segment results(continued)
Other costs, net of other revenues and other income
Alumina	269,694	283,858
Primary aluminum	228,393	84,591
Corporate and other services	114,775	25,485
Unallocated	196,681	226,164
	---------------	---------------
Total other costs, net of other revenues and other income	809,543	620,098
	---------------	---------------
Segment operating profit (loss)
Alumina	2,160,707	693,535
Primary aluminum	483,885	636,423
Corporate and other services	(108,298)	(21,664)
Unallocated	(196,681)	(226,164)
Inter-segment elimination	(6,447)	(31,000)
	---------------	---------------
Total operating profit	2,333,166	1,051,130
Finance costs	227,618	272,290
	---------------	---------------
Operating profit after finance costs	2,105,548	778,840
Share of profit (loss) of jointly controlled entities	1,073	(168)
	---------------	---------------
Profit before income taxes	2,106,621	778,672
Income taxes	463,125	187,681
	---------------	---------------
Profit after income taxes	1,643,496	590,991
Minority interests	68,477	18,641
	---------------	---------------
Profit for the period	1,575,019	572,350
	=========	=========

Secondary reporting format - geographical segments

All operations of the Group are carried out in the PRC and the related assets are located there. The PRC market is considered as one geographical location in an economic environment with similar risks and returns.

3	Expenses related to other revenues

Expenses related to other revenues mainly include the cost of scrap and other materials sold and costs incurred in the supply of electricity, heat, gas and water.

4	Selling and distribution expenses

	Unaudited
	Six months ended June 30,
	2003	2002
	RMB'000	RMB'000

Advertising expenses	426	164
Packaging expenses	50,060	71,959
Salaries and welfare expenses	11,671	6,744
Transportation and loading	149,604	150,794
Others	29,820	18,890
	---------------	---------------
	241,581	248,551
	=========	=========

5	General and administrative expenses

	Unaudited
	Six months ended June 30,
	2003	2002
	RMB'000	RMB'000

Depreciation	38,193	38,655
Impairment loss on fixed assets	94,180	-
Loss on disposal of fixed assets	5,267	1,890
Provision (write-back of provision) for obsolete inventories	38,703	(15,626)
Provision (write-back of provision) for
doubtful debts and bad debts written off, net	6,778	(71,865)
Repairs and maintenance	7,450	6,261
Insurance	11,126	6,419
Salaries and welfare expenses	151,674	131,267
Taxes other than income taxes	110,875	82,513
Travelling and entertainment	18,652	17,007
Utilities and office supplies	17,722	23,038
Amortization of goodwill	12,324	12,324
Amortization of mining rights	9,715	4,755
Others	27,714	92,956
	---------------	---------------
	550,373	329,594
	=========	=========

6.	Expenses charged to the profit and loss account

	Unaudited
	Six months ended June 30,
	2003	2002
	RMB'000	RMB'000

Depreciation	936,903	926,086
Operating lease rentals in respect of land and buildings	67,473	70,508
	=========	=========

7	Taxation
	(a)	The amount of taxation charged to the profit and loss account represents:

	Unaudited
	Six months ended June 30,
	2003	2002
	RMB'000	RMB'000
Current taxation:
PRC income tax	575,392	165,393
Overprovision in prior period	(34,430)	-
Deferred tax	(78,191)	22,288
	---------------	---------------
	462,771	187,681
Share of income tax attributable to jointly
controlled entities	354	-
	---------------	---------------
	463,125	187,681
	=========	=========

(b)

The current PRC income taxes of the Company, its subsidiaries and jointly controlled entities have been provided at the basic tax rate of 33% on the assessable profits for the respective periods, except for those related to the following operations in the Group:

(i)

pursuant to "Guo Ban Fa 2001 No.73" dated September 29, 2001 issued by the State Council of the PRC and approved by the respective local tax authorities in late 2002, three branches of the Company located in the western region of China (namely Guangxi branch, Qinghai branch and Guizhou branch), were granted a tax concession to pay PRC income tax at a preferential rate of 15%. The preferential tax rate is applicable to qualified operations in specified regions with retroactive effect from January 1, 2001 for a ten-year period to December 31, 2010 so long as the relevant branches continue to engage in qualified operations in their respective regions.

(ii) A subsidiary in the Shandong province is taxed at a preferential rate of 15% as it is classified as a "high-tech" enterprise in its province for tax purposes.

(c)

Prior to the group reorganization which took place in 2001, the Core Units now comprising the Group were separate independent entities for tax reporting and filing purposes. Certain of these Core Units had incurred tax losses in previous periods. Given the restrictions on the utilization of such tax losses for periods subsequent to the group reorganization, the Company is awaiting final agreement by the relevant tax authorities regarding the use of such tax losses. The resulting deferred tax benefit arising from these tax losses of approximately RMB203 million (December 31, 2002: RMB220 million) has not been recognized in the financial statements.

8	Earnings per share

The calculation of basic earnings per share for the six months ended June 30, 2003 is based on the Group's profit for the period of RMB1,575,019,000 (six months ended June 30, 2002:RMB572,350,000) and the outstanding number of 10,499,900,153 shares in issue (six months ended June 30, 2002: weighted average number of 10,491,735,811 shares) during the period.

As there are no dilutive securities, there is no difference between the basic and diluted earnings per share.

9.	Withdrawal from reserves

No transfer has been made to statutory surplus reserve and statutory public welfare fund from profit for the period. The Company, however, has retained sufficient funds for such purpose and these transfers shall be made at the end of the year in accordance with the articles of association of the Company.

10	Accounts receivable, net

	Unaudited	Audited
	As of	As of
	June 30,	December 31,
	2003	2002
	RMB'000	RMB'000

Trade receivables (Note (a))	466,260	847,792
Bills receivables (Note (b))	829,019	1,068,056
	---------------	---------------
	1,295,279	1,915,848
	=========	=========
	Unaudited	Audited
	As of	As of
	June 30,	December 31,
	2003	2002
	RMB'000	RMB'000
(a) Trade receivables

Gross trade receivables	795,296	1,174,559
Less: Provision for doubtful accounts	(329,036)	(326,767)
	---------------	---------------
	466,260	847,792
	=========	=========

The Group performs periodic credit evaluation on its customers and different credit policies are adopted for individual customers accordingly.

Certain of the Group's sales were on advance payment or documents against payment. A credit period, which may be extended for up to one year, may be granted, subject to negotiation, in respect of sales to large or long-established customers.

As of June 30, 2003, the aging analysis of trade receivables, net of provision made, was as follows:

	Unaudited	Audited
	As of	As of
	June 30,	December 31,
	2003	2002
	RMB'000	RMB'000

Within 1 month	200,303	284,834
Between 2 and 6 months	84,978	269,880
Between 7 and 12 months	116,416	115,900
Between 1 and 2 years	42,743	165,022
Between 2 and 3 years	21,820	12,156
	---------------	---------------
	466,260	847,792
	=========	=========

	(b)	Bills receivables are bills of exchange with maturity dates within six months.

11	Other current assets

	Unaudited	Audited
	As of	As of
	June 30,	December 31,
	2003	2002
	RMB'000	RMB'000

Purchase deposits to suppliers	291,141	269,474
Other deposits and prepayments	203,810	161,554
Value-added tax recoverable	5,635	9,877
Short-term listed investments, at fair value	5,148	4,859
Others (Note (a))	113,097	124,744
	---------------	---------------
	618,831	570,508
	=========	=========

	(a)	As of June 30, 2003, the balances were stated net of provision for doubtful receivables of RMB174,481,000 (As of December 31, 2002: RMB148,542,000).

12	Accounts payable

	Unaudited	Audited
	As of	As of
	June 30,	December 31,
	2003	2002
	RMB'000	RMB'000

Trade payables (Note (a))	1,260,172	1,348,816
Bills payable (Note (b))	637,006	622,693
	---------------	---------------
	1,897,178	1,971,509
	=========	=========
(a)	Trade payables

As of June 30, 2003, the aging analysis of trade payables was as follows:

	Unaudited	Audited
	As of	As of
	June 30,	December 31,
	2003	2002
	RMB'000	RMB'000

Within 1 month	603,653	768,637
Between 2 and 6 months	474,157	387,728
Between 7 and 12 months	92,601	74,221
Between 1 and 2 years	67,205	60,817
Between 2 and 3 years	6,409	3,420
Over 3 years	16,147	53,993
	---------------	---------------
	1,260,172	1,348,816
	=========	=========
	(b)	Bills payable are repayable within six months.

13	Litigation and contingent liabilities

	(a)	Litigation

As of June 30, 2003, the Group has no significant pending litigation.

(b)

Compensation with regard to the formation of an equity joint venture

Pursuant to a memorandum of understanding dated November 12, 2001 (the "MOU") signed between the Company and Alcoa International (Asia) Limited ("Alcoa"), the two parties have agreed to form a 50/50 equity joint venture which will own and operate the alumina and primary aluminum production facilities owned by a branch of the Company in Pingguo, Guangxi (the "Pingguo JV"). Pursuant to the Subscription Agreement pertaining to which Alcoa acquired shares in the Company, if the final joint venture agreement of the Pingguo JV is not executed within eight months of the closing of the Company's global offering or if all necessary relevant PRC government approvals for the Pingguo JV are not obtained within 12 months of the closing of the Company's global offering due to the failure of a party to abide by its expressions of intent in the MOU, then that party would be obligated to pay US$7.5 million (approximately RMB62.1M) to the other party as compensation.

Although the final joint venture agreement was not executed within eight months of the closing of the Company's global offering, the Company continues to work actively and closely with Alcoa to conclude the joint venture agreement consistently with its expressed intentions in the MOU.

On December 17, 2002 a joint announcement was made by the Company and Alcoa regarding the revised timetable in formalizing the Pingguo JV. According to this joint announcement, both parties are satisfied with the progress of preparations and up to now, the parties are actively pushing forward the formation of the joint venture. The Company has not made a claim against Alcoa nor, according to the Directors, has Alcoa asserted a claim against the Company for compensatory payment.

14	Significant differences between accounting principles generally accepted in Hong Kong and in the United States

These condensed interim financial statements have been prepared in accordance with accounting policies which conform with accounting principles generally accepted in Hong Kong ("HK GAAP") which may differ in various material respects from accounting principles generally accepted in the United States ("U.S. GAAP"). Such differences involve methods for measuring the amounts shown in these condensed interim financial statements, as well as additional disclosure required by U.S. GAAP.

Major and significant differences, which affect net income and equity, include the following:

	(a)	Capitalization of finance costs

Under HK GAAP, finance costs are capitalized to the extent that such costs are directly attributable to the construction of a qualifying asset. Under U.S. GAAP, finance costs capitalized are limited to the lower of actual finance costs incurred or avoidable finance costs. Avoidable finance cost is the amount that could have been avoided if expenditure for the qualifying assets had not been made, when qualifying expenditures have occurred and activities necessary to prepare the asset have begun.

The periodic depreciation expense under HK GAAP and U.S. GAAP differs as a result of the difference in the amount of interest capitalized under the two accounting standards.

	(b)	Depreciation of fixed assets stated at fair value

Under HK GAAP, fixed assets transferred from Chinalco to the Group were accounted for under the acquisition accounting method. As a result, the Group's fixed assets were stated at fair value under HK GAAP. The fixed assets were appraised by China United Assets Appraisal Co Ltd. and Chesterton Petty Limited as of December 31, 2000 and as of June 30, 2001, respectively. Under U.S. GAAP, the new cost basis for the fixed assets was not established for the Group as the transfer was a transaction under common control. When an asset is transferred from the parent to its wholly-owned subsidiary, the subsidiary records the asset at the parent's carrying value.

	(c)	Goodwill

Under HK GAAP, goodwill resulting from acquisitions under purchase accounting is recognized as an asset and amortized on a straight-line basis over its estimated useful economic life for not more than 20 years. Under US GAAP, annual amortization of this amount ceased effective January 1, 2002. Goodwill is subjected to annual impairment testing and is written down if carrying value exceeds fair value.

	(d)	Revaluation of mining rights

Pursuant to the Mining Rights Transfer Agreement, the Group acquired mining rights of eight bauxite mines and four limestone quarries from Chinalco for a consideration of RMB285,341,000. Under HK GAAP, mining rights acquired are capitalized and stated at acquisition cost less accumulated impairment losses. Amortization of mining rights is calculated on a straight-line basis over their estimated useful lives of no more than 30 years. Under U.S. GAAP, the new cost basis was not established for the Group as the transfer was a transaction under common control.

	(e)	Income tax effect of U.S. GAAP adjustments

Under U.S. GAAP, a deferred tax liability relating to the addition of the interest capitalization effect and deferred tax assets relating to the reversal of the fixed assets revaluation and mining rights are recognized.

The net effects on net income and basic net income per share of the Group for the six months ended June 30, 2003 and equity as of June 30, 2003, after taking account of the above differences and related income tax effect, are an increase in net income of approximately RMB133 million (six months ended June 30, 2002: RMB102 million), an increase in basic net income per share of approximately RMB0.01 (six months ended June 30, 2002: RMB0.01) and a decrease in equity of approximately RMB3.4 billion (December 31, 2002: RMB3.5 billion), respectively. In computing the net effects, the Directors are required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the estimates of revenue and expenses. Accounting estimates have been employed to determine reported amounts, including realizability, useful lives of tangible assets and income taxes. Actual results could differ from those estimates.

Interim Dividend

The Board of Directors of the Company proposed not to declare an interim dividend for the period from January 1, 2003 to June 30, 2003. (2002: Nil)

Market Review

The Chinese economy maintained rapid growth in the first half of 2003. In the spring of 2003, despite the impact exerted on some industrial sectors by the outbreak of SARS in some parts of the PRC, the GDP of the first half of 2003 maintained a growth rate of 8.2%, providing more space for growth of aluminum consumption.

In the first half of 2003, the global and domestic alumina markets have maintained a similar trend since November last year, demonstrating generally a global shortage of alumina, limited supply on the spot market, strong buying in the PRC market and gradually rising prices of alumina. In the first half of the year, the FOB prices of imported alumina soared from US$200 per tonne early this year to US$285-295 per tonne and remained above that level thereafter. The average sales price of the Company's alumina was RMB2,603 per tonne. In the first half of the year, the domestic demand for alumina amounted to 5,300,000 tonnes with a shortage of 2,400,000 tonnes, representing an increase of 49% over the same period last year.

In the first half of 2003, the slow growth of the global economy failed to boost the consumption of primary aluminum. The rapidly expanding aluminum production capacity in the PRC is expected to lead to a growth in the total global production capacity of primary aluminum. With the commencement of production as a result of the expansion of output capacity in the West, this has led to an obvious increase in production volume as well. In general, the supply of primary aluminum remained slightly higher than its demand around the world. However, the prices of primary aluminum in the international market has fluctuated upwards. The primary aluminum market of the Shanghai Futures Exchange (SHFE) was stronger than that of the London Metals Exchange (LME). The average price for three-month commodity futures of primary aluminum as quoted by the SHFE was US$85 per tonne higher than that of the LME. In the first half of the year, the domestic primary aluminum output amounted to approximately 2,530,000 tonnes, representing a 26.7% increase over the same period last year. Primary aluminum consumption amounted to 2,450,000 tonnes, representing approximately an increase of 26% over the same period last year.

BUSINESS REVIEW

The Company continues to focus on the development of its core business, while responding to the market in a positive manner by adjusting its strategies on a timely basis and enhancing its core competitiveness. Over the past few years, we have made unremitting efforts in achieving satisfactory results as evidenced by our integration of business, centralization of management, and implementation of a cost reduction programme, etc. In the first half of the year, despite the sharp rise in the market prices of alumina which allowed us to generate favorable operating results, we did not relax our internal work. We have captured the opportunities arising from the market, trying our best to maximize our operating results.

In the first half of the year, the Company's production volume of alumina products (including alumina, aluminum hydrate, alumina and chemical alumina) increased to a historical high of 2,860,000 tonnes, representing an increase of 8.7% over the same period last year. The production volume of primary aluminum products (including primary aluminum and other primary aluminum products) amounted to 376,000 tonnes, representing an increase of 2.7% over the same period last year. The Company's production and technology economic indicators have further improved by a breakthrough in the progress of refinery technology of "sandy" alumina, which also improved the quality of our alumina products. This improvement will lay down the foundation for further enhancement of the competitiveness of our products.

In the first half of the year, the Company sold 369,200 tonnes of primary aluminum products while the external sales volume of alumina products amounted to 2,135,500 tonnes, representing a production to sales ratio of 98.2% and 100.4%, respectively. By taking advantage of the rebound in the prices of alumina products, the Company is actively reviewing proposals to increase the number of long-term alumina contracts to minimize the impact of price fluctuation of alumina products to the Company's long-term profitability. To minimize the risk involved in contract performance, the Company involved the judicial authority and financial institutions in the process of sales contract negotiation as a means of enhancing contract performance.

The Company, by closely analyzing the international and domestic market trends, has flexibly adjusted its development strategies by increasing investment in alumina and accelerating the construction progress for key projects. Capital expenditure amounted to RMB2.13 billion in the first half of this year. With respect to project construction, the Pingguo Alumina Phase II Project with an annual capacity of 400,000 tonnes was completed and put into production at the end of June, which was not only six months ahead of schedule but also has saved financial cost and generated substantial economic benefits from the early production. Progress in the construction of the 300,000-tonne "Ore-dressing" Bayer project at the Company's Zhongzhou branch was ahead of schedule and was expected to come into overall trial operation by the end of the year. Construction of the 280,000-tonne aluminum-power joint venture project in Shanxi Province has already commenced and the joint venture company has officially commenced operation. Orderly and planned arrangements and management have ensured the effective implementation of the Company's development strategies.

In line with the new market environment and more stringent listing regulations, the Company has set higher requirements for corporate governance and stringently regulated our operation to meet these new standards. With full awareness of their responsibilities, the directors and senior management strongly believe in the business concept of "good faith as our principal and return as our top priority", which we have conveyed across the Company to each member of the staff. In addition to positioning our business to capitalize on various opportunities, the Company continues to recognize the importance of corporate governance, transparency and disclosure. The Company has established an information disclosure committee headed by the CEO and has taken the initiative to disclose quarterly operational data in the first quarter of 2003 to increase its transparency. Through providing more transparent and timely disclosure of the Company's operating results, we strive to provide our shareholders with a better understanding of the Company.

To enhance the Company's overall management through timely transmission of information and to improve work efficiency and decision-making in relation to informational development, use of network and information management, the Company has accelerated the establishment of an information network as well as software development process in accordance with the principle of "unified planning and diversified implementation". In the first half of the year, initial success was made in the construction of a local area network of the Henan, Shandong, Shanxi and Zhongzhou branches and the research institute. The principal project has almost been completed and the system is in steady operation. The establishment of the Company's internal video conferencing system and the construction of a wide area network have been completed. The development of system application is progressing smoothly. The setting up of a website and the method for information dissemination have almost been completed.

Management's discussion and analysis of financial condition and results of operation

The following discussion and analysis should be read in conjunction with our consolidated financial statements and the accompanying notes as set out in this interim report.

Consolidated Results of Operations

The following table sets forth, for the periods indicated, information relating to certain income and expense items from our statements of income:
	For the six months ended June 30,
	Consolidated	Consolidated
	2003	2002
	%	%

Turnover	100.0	100
Cost of goods sold	69.6	79.1
Gross profit	30.4	20.9
Other revenues	2.2	3.1
Expenses related to other revenues	1.9	3.0
Other revenues, net	0.3	0.1
Selling and distribution expenses	2.4	3.1
General and administrative expenses	5.3	4.1
Research and development expenses	0.5	0.5
Other income/(expenses), net	(0.1)	0.2
Operating profit	22.6	13.1
Finance costs	2.2	3.4
Operating profit after finance costs	20.4	9.7

Revenue

The total revenue of the Group for the six months ended June 30, 2003 (first half of the year) was RMB10,566.2 million, representing an increase of RMB2,320.6 million or 28.1% as compared with RMB8,245.6 million of the same period last year.

Total revenue includes sales of goods and other revenue. Sales of goods accounted for 97.0% and 97.9% of our total revenue for the first half of 2002 and 2003 respectively. Our sales of goods increased by 29.3%, from RMB7,994.8 million in the first half of 2002 to RMB10,339.5 million in the first half of 2003. The increase was primarily due to the rise in the sales prices of the Group's products and the increase in sales volume.

The average external sales price per tonne for our alumina increased by 32.6% from RMB1,678.2 (exclusive of VAT) for the first half of 2002 to RMB2,224.9 (exclusive of VAT) for the first half of 2003. The average sales price for our primary aluminum increased by 8.6% from RMB11,262.5 (exclusive of VAT) per tonne for the first half of 2002 to RMB12,228.1 (exclusive of VAT) per tonnne for the first half of 2003. This price increase was primarily due to the increase in international alumina and primary aluminum spot prices for the first half of 2003 as compared with the same period last year. The amount of increase in the domestic product price was basically the same as that of the international product price. The external sales volume of our alumina increased by 9.6% from 1,801,800 tonnes for the first half of 2002 to 1,974,200 tonnes for the first half of 2003. The sales volume of our primary aluminum decreased by 6.7% from 332,600 tonnes for the first half of 2002 to 310,400 tonnes for the first half of 2003.

Cost of Goods Sold

The total cost of goods sold of the Group increased by 13.8% from RMB6,323.5 million for the first half of 2002 to RMB7,196.8 million for the first half of 2003. The increase was mainly due to the increase in sales volume of alumina. In addition, as a result of the rise in the prices of raw materials, the unit production costs of primary aluminum increased in the first half of 2003.

Selling and Distribution Expenses

Our selling and distribution expenses decreased by 2.8% from RMB248.6 million for the first half of 2002 to RMB241.6 million for the first half of 2003. The decrease was primarily due to the improvement of the market in the first half of 2003 such that the expenses which were paid by the Company on behalf of clients were cancelled gradually. Despite an increase of 9.6% in the sales volume of alumina during the period and a consequential increase in the direct expenses in connection thereto, the Group has been able to reduce sales expenses by adjusting sales strategies and integrating sales networks.

General and Administrative Expenses

General and administrative expenses increased by 67.0% from RMB329.6 million for the first half of 2002 to RMB550.4 million for the first half of 2003. This was primarily due to the recovery by the Group in the first half of 2002 of its accounts receivable prior to 1999, thereby writing back this portion of the bad debts provision and reducing the general and administrative expenses by RMB71.865 million in the first half of 2002. The Company plans to carry out technological renovation to the carbon roast production line of the Guizhou branch and the power supply rectification equipment of the Qinghai branch in the second half of the year by dismantling some of the aged production equipment. As a result, a provision of RMB94.18 million was made in the first half of 2003 for impairment in the value of fixed assets and a provision of RMB38.70 million was made in the first half of 2003 for obsolete of inventories (spare parts).

Research and Development Costs

Our research and development expenses increased by 40.5% from RMB38.181 million for the first half of 2002 to RMB53.634 million for the first half of 2003. In the first half of 2002, the emphasis of the exchange of advanced technologies developed internally among our branches had reduced the investment in research and development. However, in the first half of this year, the Group has selected some key projects to carry out research and development, and as a result expenses on research and development have increased.

Other Expenses/Income

Our other net expenses/income were set from net expenses of RMB18.92 million for the first half of 2002 to net income of RMB4.05 million for the first half of 2003. The increase is primarily due to an interest waiver arrangement made between the Company and the Construction Bank of China, under which the Group was waived from paying an interest of RMB44.48 million in the first half of 2003.

Operating Profit

Our operating profit increased by 122.0% from RMB1,051.1 million for the first half of 2002 to RMB2,333.2 million for the first half of 2003. Our operating profit as a percentage of sales of goods increased from 13.1% for the first half of 2002 to 22.6% for the first half of 2003.

Finance Costs

Our finance costs decreased by 16.2% from RMB272 million for the first half of 2002 to RMB228 million for the first half of 2003 primarily due to the decrease in the average interest rate of bank loans of the Group.

Income Tax

Our income tax expenses increased by 146.7% from RMB187.7 million for the first half of 2002 to RMB463.1 million for the first half of 2003 primarily due to the increase in our taxable profits for the first half of 2003. Besides, the income tax expenses for 2002 were reduced because of the Group's entitlement to the government's policy on income tax reduction for equipment purchased domestically as opposed to importation.

For the first half of 2003, our effective income tax rate was 22.0%, which was lower than the statutory rate of 33.0%. This is primarily because our Guizhou, Pingguo and Qinghai branches in the western part of China were entitled to the government's "Go West" preferential policy at a reduced income tax rate of 15%, and also because of a reduced income tax rate of 15% for our subsidiary, Shandong Aluminum Co., Ltd., in Shandong.

Minority Interests

Minority interests increased by 267.4% from RMB18.64 million for the first half of 2002 to RMB68.48 million for the first half of 2003 primarily as a result of the increases in net income of the Company's non wholly-owned subsidiary, Shandong Aluminum Co. Ltd..

Profit for the Period

As a result of the foregoing, our profit for the period increased by 175.2% from RMB572.4 million for the first half of 2002 to RMB1,575.0 million for the first half of 2003.

Discussion of Segment Operations

The Group accounts for its operating results by segment which is organized into alumina segment, aluminum segment and corporate and other services segment as of July 1, 2001.

Unless otherwise indicated, we also include in these segments other revenues derived from such activities as supplying electricity, gas, heat and water to affiliates, selling scrap and other materials, and providing services including transportation and research and development to third parties. Interest income and dividends from unlisted securities investments, included in other revenues, are not attributed to any segment. For additional data relating to our business segments and segmental presentation, see Note 2 of our condensed interim financial statements.

There were substantial changes in the respective weightings of the turnover of the two operation segments to the total turnover as compared with those in the first half of 2002 (refer to Note 2 of our condensed interim financial statements). The percentage of turnover of alumina in the total turnover of the two segments increased from 51.8% in the first half of 2002 to 60.5% in the first half of 2003.

Alumina Segment

Sales of Goods

The total sales of goods from our alumina segment amounted RMB7,124.4 million for the first half of 2003, representing an increase of 49.1% as compared with RMB4,777.8 million for the same period last year. The increase was primarily a result of increases in both the sales prices and the sales volume of alumina.

Sales of alumina constituted 90.5% of the sales of our alumina segment for the first half of 2003. We sell alumina to our smelters as well as to external domestic smelters.

Revenue from the external sales of alumina amounted to RMB4,392.5 million for the first half of 2003, representing an increase of 45.3% or RMB1,368.8 million from RMB3,023.7 million for the first half of 2002. The increase was mainly due to the increases both in the sales prices and the sales volume of alumina. Revenue from sales of alumina to our smelters amounted to RMB1,473.5 million, representing an increase of 29.2% as compared with RMB1,140.1 million for the same period last year.

Production Cost and Cost of Goods Sold

The cost of goods sold of our total alumina segment increased by 23.5% from RMB3,800.4 million for the first half of 2002 to RMB4,694 million for the first half of 2003. This was primarily due to the increase in sales volumes of our alumina which resulted in increased sales cost, although such increase was partially mitigated by the decrease in the unit production costs of alumina.

The unit production costs of alumina decreased by 1.07% from the same period of 2002. This was mainly because of a decrease of 1.44% in consumption costs as a result of technological renovation, and a decrease of 2.88% as a result of the increase in production volume. A rise in the fuel prices in the PRC, however, had increased the cost by 3.25%.

Operating Profit

Total operating profit for our alumina segment increased by 211.6% from RMB693.5 million for the first half of 2002 to RMB2,160.7 million for the first half of 2003 primarily as a result of increases in both sales prices and the sales volume. Our alumina segment operating profit as a percentage of alumina segment sales of goods increased from 14.5% for the first half of 2002 to 30.3% for the first half of 2003.

Primary Aluminum Segment

Sales of Goods

The total sales of goods of our primary aluminum segment increased by 4.7% from RMB4,446.4 million for the first half of 2002 to RMB4,656.5 million for the first half of 2003.

Our revenue from the sales of primary aluminum for the first half of 2003 accounted for 81.5% of our total sales of goods of this segment. Sales of goods of primary aluminum increased by 1.3% from RMB3,746 million for the first half of 2002 to RMB3,793 million for the first half of 2003. The increase in sales of goods of primary aluminum was due to the increase in primary aluminum sales prices. However, in order to reduce product risks we adjusted the product mix by increasing the output of other primary aluminum products thereby decreasing the contribution of the output capacity of primary aluminum to the segment and partially offsetting the effect of the rise in sales prices of primary aluminium.

Cost of Goods Sold

The total cost of goods sold for our primary aluminum segment increased by 5.9% from RMB3,725.3 million for the first half of 2002 to RMB3,944.2 million for the first half of 2003. The increase is primarily due to the increase in the unit production costs of primary aluminum products.

The unit production costs of primary aluminum increased by 12.0% for the first half of 2003 over the same period of 2002 mainly due to an 8.5% increase in unit production costs as a result of the rise in alumina prices, a 1.5% increase in costs as a result of the surge in electricity prices and a 2.0% increase in costs as a result of a decrease in output.

Operating profit

Primary aluminum segment operating profit decreased by 24.0% from RMB636.4 million for the first half of 2002 to RMB483.9 million for the first half of 2003 mainly due to the surge in the prices of raw materials for alumina. Our primary aluminum segment operating profit as a percentage of primary aluminum segment sales of goods decreased from 14.3% for the first half of 2002 to 10.4% for the first half of 2003.

Corporate and Other Services Segment

Our corporate and other services segment reflected our headquarters' expenses, research and development services and product sales of our Research Institute to external customers. The segment had an operating loss of RMB108.3 million for the first half of 2003.

Liquidity and Capital Resources

Our primary sources of funding have been cash derived from operating activities, short-term and long-term borrowings, while our primary uses of funds have been production-related working capital, repayment of short-term and long-term borrowings and capital expenditures.

We have taken advantage of significantly lower interest rates on short-term debt to lower the finance costs of our capital expenditures. Interest rates on short-term debt in the PRC have generally been approximately 1% to 2% per annum lower than those on long-term debt. As a result, we have incurred substantial short-term borrowings. As of June 30, 2003, our short-term debt amounted to RMB4,909 million (including the current portion of long-term debt of RMB949 million), which accounted for 49.05% of our total debt owed to banks. Our current liabilities as of June 30, 2003 exceeded our current assets by RMB2,115 million.

In addition, funding for our capital expenses has been mainly in the form of loans from state-owned banks and commercial banks. As of December 31, 2002, and June 30, 2003, we had RMB10,053 million and RMB10,008 million, respectively, of total outstanding obligations under these loans.

Our leverage ratio, or our total loans divided by the aggregate of our total loans plus owners' equity, had decreased from 39.30% as of December 31, 2002 to 37.57% as of June 30, 2003, primarily as a result of an increase in retained earnings.

In addition to internally generated funds and a portion of the proceeds from the Global Offering, we may rely on bank borrowings to finance our capital expenditure plans.

In view of our credit and the availability of funds in the PRC, we currently do not foresee significant difficulties in obtaining bank borrowings. We plan to fund our capital and related expenditures principally through cash provided by operating activities, short-term and long-term loans and the proceeds we received from the Global Offering. We have also obtained conditional undertakings from certain PRC state-owned banks and commercial banks to establish standby credit facilities for an aggregate amount of RMB26,300 million to fund any capital shortfall related to our alumina and primary aluminum projects and related working capital purposes. We believe that our working capital is sufficient for our present needs.

Cash and Cash Equivalents

As of June 30, 2003, our cash and cash equivalents, including foreign currency deposits, amounted to RMB2,456.5 million, comprising US$31.93 million and HK$16.37 million.

Net Cash Flow from Operating Activities

Net cash provided by operating activities increased by 775.5% from RMB262.4 million for the first half of 2002 to RMB2,297.4 million for the first half of 2003. The increase was primarily due to the increase in alumina and primary aluminum prices and the increase in sales volume of alumina.

Cash Flows from Investing Activities

In the first half of 2003, all the net cash from investing activities was used for capital expenditures. Our cash outlays for capital expenditure projects amounted to RMB1,380 million and RMB1,663.1 million in the first half of 2002 and 2003, respectively.

Cash Flows from Financing Activities

Cash flows from financing activities were a net outflow of RMB473.9 million in the first half of 2003. This amount was mainly used for payment of dividends and repayment of some of the principals of loans.

Use of proceeds

The net proceeds from the Global Offering amounted to approximately RMB3,303 million, including the net proceeds of approximately RMB205 million from the Over-allotment Option in connection with the Global Offering, which was exercised in January 2002. As of June 30, 2003, approximately RMB689 million was used to settle the current portion of the long-term liabilities and RMB1,401 million was used for capital expenditures. An amount of approximately RMB1,213 million worth of net proceeds from the Global Offering remains unused and is currently deposited with banks. The proceeds from the Global Offering, including the proceeds from the Over-allotment Option will continue to be used as described in the Hong Kong prospectus of the Company dated November 30, 2001.

Designated Deposits and Overdue Time Deposits

As of June 30, 2003, the Group had not placed any designated deposits with any financial institution in the PRC, nor had it failed to collect any time deposits upon maturity during the period.

Foreign Exchange Rate Risk

The Company conducts its business primarily in Renminbi.

The Renminbi is not a freely convertible currency. Limitations on foreign exchange transactions imposed by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates. The fluctuations in Renminbi exchange rates will affect our ability to perform our foreign currency-denominated obligations. Such fluctuations will also affect our ability to pay dividends in Hong Kong Dollars or to pay dividends in respect of American depositary receipts in United States Dollars. However, the Company believes that it is or will be able to obtain sufficient foreign exchange for the performance of such obligations.

Risk Exposure of Futures

During the first half of 2003, the Group conducted futures trading activities in primary aluminum on the Shanghai Futures Exchange. Futures trading activities are subject to inherent market risks. The Group carries out its futures business based on its self-produced primary aluminum only.

The Group is the largest primary aluminum producer in the PRC and imposes stringent control over futures trading. Therefore, we believe the Group is able to resist the risk exposure of futures trading.

Employees, Pension Plans and Welfare Fund

As of June 30, 2003, there were approximately 67,150 employees in the Company. The remuneration package of the Company's employees includes salary, bonuses and allowances. Employees also receive welfare benefits including medical care, housing subsidies, child care and education, retirement and other miscellaneous items.

In accordance with applicable PRC regulations, the Company currently participates in pension contribution plans organized by provincial and municipal governments, under which each of the Company's branches is required to contribute an amount equal to a specified percentage of the sum of its employees' salaries, bonuses and various allowances. The amount of contribution as a percentage of the employees' salary varies from branch to branch, ranging from 18.0% to 22.9%, depending in part on the location of the branch and the average age of the employees. The Company also contributes to a welfare fund for its employees. The contributions of the Company to this fund are made at rates ranging from 5% to 10% of our after-tax profit. As of June 30, 2003, the Company had not paid discretionary retirement benefits to its employees.

Share Capital Structure

The share capital structure of the Company as of June 30, 2003 was as follows:

	As of June 30, 2003
Holders of		Percentage
Domestic Shares	No. of shares	of issued
or H Shares	(in millions)	share capital (%)

Holders of Domestic Shares
Aluminum Corporation of Chi	4,656.3	44.4
China Cinda Asset Management Corporati	1,610.3	15.3
China Orient Asset Management Corporati	602.2	5.7
China Development Ba	554.9	5.3
Guangxi Development and Investment Co., Lt	196.8	1.8
Guizhou Provincial Materials Development an
Investment Corporati	129.4	1.2

Holders of H Shares
Alcoa International (Asia) Limit	840.2	8.0
Other public investo	1,909.7	18.3

Substantial Shareholders

So far as the Directors are aware, as at 30 June 2003, the persons other than a director, chief executive or supervisor of the Company who have interests or short positions in the shares or underlying shares of the Company which are discloseable under Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance ("SFO") are as follows (the interests in shares and short positions disclosed herein are in addition to those disclosed in respect of the Directors, the Chief Executive and the Supervisors):

Name of substantial shareholders	Class of shares	Number of shares held	Capacity	Type of interest	Percentage in the relevant class of share capital	Percentage in total share capital

Aluminum Corporation of China	Domestic Shares	4,656,261,060 (L)	Beneficial Owner	Corporate	60.1%	44.4%

China Cinda Asset Management	Domestic Shares	1,610,332,210 (L)	Beneficial Owner	Corporate	20.8%	15.3%
Corporati

China Orient Asset Management	Domestic Shares	602,246,135 (L)	Beneficial Owner	Corporate	7.8%	5.7%
Corporati

China Development Bank	Domestic Shares	554,940,780 (L)	Beneficial owner	Corporate	7.2%	5.3%

Alcoa Inc.	H Shares	840,209,728 (L)	Interest of controlled	Corporate	30.55%	8.0%
			corporation

Alcoa International (Asia) Limited	H Shares	840,209,728 (L)	Beneficial Owner	Corporate	30.55%	8.0%

J.P. Morgan Chase & Co. (Note 1)	H Shares	208,599,600 (L)	Interest of controlled	Corporate	7.59%	1.99%
		(including 51,600,000 (P)	corporations
		(Note 2)

Notes:

1.	As at 30 June 2003, J.P. Morgan Chase & Co. was taken to be interested in 7.59% of the Company's total H Shares or 1.99% of the Company's total share capital through the following companies:

(1) in the capacity as an investment manager,

(a)

7,730,000 H Shares (representing approximately 0.28% of the Company's total H Shares) in a long position held by JF International Management Inc., which is a controlled corporation of J.P. Morgan Chase & Co.

(b)

131,874,000 H Shares (representing approximately 4.8% of the Company's total H Shares) in a long position held by JF Asset Management Limited, which is a controlled corporation of J.P. Morgan Chase & Co.

(c)

2,558,000 H Shares (representing approximately 0.09% of the Company's total H Shares) in a long position held by J.P. Morgan Fleming Asset Management (UK) Limited, which is a controlled corporation of J.P. Morgan Chase & Co.

(d)

3,866,000 H Shares (representing approximately 0.14% of the Company's total H Shares) in a long position held by J.P. Morgan Investment Management Limited, which is a controlled corporation of J.P. Morgan Chase & Co.

(e)

6,789,600 H Shares (representing approximately 0.25% of the Company's total H Shares) in a long position held by J.P. Morgan Investment Management Inc., which is a controlled corporation of J.P. Morgan Chase & Co.

(2) in the capacity as a beneficial owner,

(a)

182,000 H Shares (representing approximately 0.01% of the Company's total H Shares) in a long position held by J.P. Morgan Whitefriars Inc., which is a controlled corporation of J.P. Morgan Chase & Co.

(b)

4,000,000 H Shares (representing approximately 0.15% of the Company's total H Shares) in a long position held by J.P. Morgan Securities Ltd., which is a controlled corporation of J.P. Morgan Chase & Co.

2.	The total number of H Shares held included interest in 51,600,000 H Shares (representing approximately 1.88% of the Company's total H Shares) held by JP Morgan Chase Bank in a lending pool.

3.	The letter "L" denotes a long position. The letter "P" denotes interest in a lending pool.

Apart from the above and so far as the Directors are aware, there are no other persons who are interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other member of the Group.

Directors', Chief Executive's, and Supervisors' Interests in Shares and Short Positions

As at 30 June 2003, none of the Directors, the Chief Executive and the Supervisors and their respective associates had any interests (including interests in shares and short positions) in the shares or debentures of the Company and its associated corporations (within the meaning of the SFO), (a) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) which are recorded in the register maintained by the Company under Section 352 of the SFO; or (c) as required to be notified pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

As of June 30, 2003, none of the Directors or Chief Executive, Supervisors, or their spouses or children under the age of 18 was given the right to acquire shares or debentures of the Company or any associated corporation (within the meaning of the Securities and Futures Ordinance) or had exercised any such right as at 30 June 2003.

Purchase, Sale or Redemption of the Company's Shares

For the first half of 2003, the Company did not redeem any of its shares. The Company and its subsidiaries did not purchase or sell any of the Company's shares during the first half of 2003.

Outlook and Prospects

In the second half of the year, the Company will continue to implement its defined development strategies in accordance with its 2003 major task objectives. The Company will focus on the following:

*

Closely monitor changes in the market to adjust marketing strategies on a timely basis, consolidate business connections with clients, further improve our sales network and mechanism and focus on quality and services.

*

Continue the implementation of investment and development strategies, accelerate progress in construction of alumina projects, ensure construction quality, optimize investment plans on a continuous basis and work hard to increase return on investment.

*

Maintain the development concept of focusing on both greenfield and brownfield expansions as well as low-cost mergers and acquisitions, identify opportunities for mergers and acquisitions of overseas alumina and domestic primary aluminum projects, make better use of the power system reform policy and speed up the Company's capital operation.

*

Strengthen scientific and technological development, speed up the industrialisation and promotion of the Company's scientific and technological achievements and combine the Company's quality assets, stringent management and patented technology with the efforts of all our staff to maximize economic benefits.

Compliance with the Code of Best Practice

During the period from January 1, 2003 to June 30, 2003, the Company was in compliance with the Code of Best Practice as set out in Appendix 14 to the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited ("Listing Rules").

Audit Committee

The Audit Committee of the Company comprises two independent non-executive Directors, namely Mr. Chiu Chi Cheong Clifton and Mr. Wang Dianzuo and one non-executive Director, namely Mr. Wu Weicheng. The Audit Committee has reviewed and confirmed the unaudited interim results announcement for the six months ended June 30, 2003.

Publication of detailed financial and relevant information on the web page of the Stock Exchange of Hong Kong Limited

An interim report of the Company containing all the financial and relevant information required by paragraphs 46(1) to 46(6) of Appendix 16 to the Listing Rules will be posted on the website of The Stock Exchange of Hong Kong Limited in due course.

Guo Shengkun Chairman, President and Chief Executive Officer

Beijing, PRC

August 26, 2003

CONTENT

Corporate Information
Registered name		(chinese characters)

Registered name in English		Aluminum Corporation of China Limited

Registered address		No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China 100814

Place of business		No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China 100814

Authorised representative		Guo Shengkun

Company secretary		Ding Haiyan

Department for corporate		Secretarial Office of the Board
information and inquiry	Tel:	8610-6396 7331
8610-6397 1690

Places of listing		The Stock Exchange of Hong Kong Limited ("HKSE")
New York Stock Exchange, Inc ("NYSE")

Name of share		Chalco

Stock code		2600 (HKSE)
	ACH	(NYSE)

The Board of Directors of Aluminum Corporation of China Limited (the "Company") is pleased to announce the unaudited interim results of operations of the Company, its subsidiaries and jointly controlled entities (the "Group") for the six months ended June 30, 2003, and would like to express our gratitude to our shareholders and the staff for their concern and support for the Company.

Results

The consolidated turnover and other revenues of the Group for the six months ended June 30, 2003 amounted to RMB10,566.2 million, representing an increase of 28.1% as compared with the same period last year. The consolidated profit (after income taxes) for the period amounted to RMB1,575.0 million, representing an increase of 175.2% as compared with the same period last year. The basic earnings per share amounted to RMB0.15.

Condensed Interim Financial Statements
CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE SIX MONTHS ENDED JUNE 30, 2003
		Unaudited
		Six months ended June 30,
		2003	2002
	Note	RMB'000	RMB'000

Turnover	2	10,339,514	7,994,753
Cost of goods sold	2	7,196,805	6,323,525
		_______________	_______________
Gross profit		3,142,709	1,671,228
Other revenues	2	226,656	250,885
Expenses related to other revenues	3	194,664	235,738
		_______________	_______________
Other revenues, net		31,992	15,147
		_______________	_______________
Selling and distribution expenses	4	241,581	248,551
General and administrative expenses	5	550,373	329,594
Research and development expenses		53,634	38,181
Other (income) expenses, net	6	(4,053)	18,919
		_______________	_______________
Operating profit		2,333,166	1,051,130
Finance costs		227,618	272,290
		_______________	_______________
Operating profit after finance costs		2,105,548	778,840
Share of profit (loss) of jointly controlled entities		1,073	(168)
		_______________	_______________
Profit before income taxes		2,106,621	778,672
Income taxes	9	463,125	187,681
		_______________	_______________
Profit after income taxes		1,643,496	590,991
Minority interests		68,477	18,641
		_______________	_______________
Profit for the period		1,575,019	572,350
		==========	==========
		RMB	RMB
Basic earnings per share	10	0.15 Yuan	0.05 Yuan
		==========	==========

CONDENSED CONSOLIDATED BALANCE SHEET
AS OF JUNE 30, 2003

		Unaudited	Audited
		As of	As of
		June 30,	December 31,
	Note	2003	2002
		RMB'000	RMB'000

Intangible assets	11	714,898	736,937
Property, plant and equipment	11	23,545,194	22,563,565
Interests in jointly controlled entities		21,714	17,695
Long-term investments		11,058	11,058
Deferred tax assets		110,925	32,734
Current assets
Inventories		3,748,263	3,256,736
Accounts receivable, net	12	1,295,279	1,915,848
Due from related parties	13	467,268	472,629
Other current assets	14	618,831	570,508
Bank balances and cash:
Pledged bank balances		60,681	46,169
Cash and cash equivalents		2,456,509	2,296,085
		_______________	_______________
Total bank balances and cash		2,517,190	2,342,254
		_______________	_______________
Total current assets		8,646,831	8,557,975
		_______________	_______________
Current liabilities
Accounts payable	15	1,897,178	1,971,509
Due to related parties	13	496,981	761,069
Other payables and accruals		2,916,365	2,804,036
Taxation payable		541,688	369,022
Current portion of long-term loans	17	948,916	1,053,984
Unsecured short-term loans		3,960,240	4,049,290
		_______________	_______________
Total current liabilities		10,761,368	11,008,910
		_______________	_______________
Net current liabilities		(2,114,537)	(2,450,935)
		_______________	_______________
Total assets less current liabilities		22,289,252	20,911,054
		==========	==========
Financed by:
Issued capital and reserves	16	16,627,488	15,523,947
Minority interests		562,467	437,809
Non-current liabilities
Long-term loans	17	5,099,297	4,949,298
		_______________	_______________
		22,289,252	20,911,054
		==========	==========

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2003

		Unaudited
		Six months ended June 30, 2003
			Statutory	Statutory
		Capital	surplus	public
	Share	reserve	reserve	welfare fund
	capital	(Note 16	(Note 16	(Note 16	Retained
	(Note 16(a))	(b)(i))	(b)(ii))	(b)(iii))	earnings	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

As of January 1, 2003	10,499,900	3,310,258	198,486	190,469	1,324,834	15,523,947
Profit for the period	-	-	-	-	1,575,019	1,575,019
Dividend	-	-	-	-	(471,478)	(471,478)
Transfer to capital reserve
(Note 16(b)(i))	-	44,476	-	-	(44,476)	-
	_______________	_______________	_______________	_______________	_______________	_______________
As of June 30, 2003	10,499,900	3,354,734	198,486	190,469	2,383,899	16,627,488
	==========	==========	==========	==========	==========	==========

		Unaudited
		Six months ended June 30, 2002
			Statutory	Statutory
		Capital	surplus	public
	Share	reserve	reserve	welfare fund
	capital	(Note 16	(Note 16	(Note 16	Retained
	(Note 16(a))	(b)(i))	(b)(ii))	(b)(iii))	earnings	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

As of January 1, 2002	10,352,942	3,252,461	50,646	47,836	392,200	14,096,085
Issue of new shares at a
premium	146,958	68,212	-	-	-	215,170
Share issue expenses	-	(10,415)	-	-	-	(10,415)
Profit for the period	-	-	-	-	572,350	572,350
Dividend	-	-	-	-	(178,498)	(178,498)
	_______________	_______________	_______________	_______________	_______________	_______________
As of June 30, 2002	10,499,900	3,310,258	50,646	47,836	786,052	14,694,692
	==========	==========	==========	==========	==========	==========

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE SIX MONTHS ENDED JUNE 30, 2003

	Unaudited
	Six months ended June 30,
	2003	2002
	RMB'000	RMB'000

Net cash inflow from operating activities	2,297,410	262,397
	_______________	_______________
Net cash outflow in investing activities	(1,663,058)	(1,329,512)
	_______________	_______________
Net cash outflow in financing activities	(473,928)	(300,835)
	_______________	_______________
Increase/(decrease) in cash and cash equivalents	160,424	(1,367,950)

Cash and cash equivalents at beginning of the period	2,296,085	4,273,651
	_______________	_______________
Cash and cash equivalents at end of the period	2,456,509	2,905,701
	==========	==========
Analysis of balances of cash and cash equivalents:
Bank balances and cash, not pledged	2,456,509	2,965,701
Less: Term deposits with initial term of over three months	-	(60,000)
	_______________	_______________
	2,456,509	2,905,701
	==========	==========

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
1.	Basis of preparation and accounting policies

The unaudited consolidated condensed interim financial statements are prepared in accordance with Statement of Standard Accounting Practice ("SSAP") 25: "Interim Financial Reporting" issued by the Hong Kong Society of Accountants ("HKSA").

These condensed interim financial statements should be read in conjunction with the 2002 annual financial statements.

The accounting policies and methods of computation used in the preparation of these condensed interim financial statements are consistent with those used in the annual financial statements for the year ended December 31, 2002, except that the Group adopted SSAP 12 (revised) "Income Taxes" ("SSAP 12") issued by the HKSA which is effective for accounting periods commencing on or after January 1, 2003. The changes to the Group's accounting policies upon the adoption of SSAP 12 (revised) are set out in the paragraphs below. In addition, the Group adopted SSAP 35 "Government Grants and Disclosure of Government Assistance" ("SSAP 35") issued by the HKSA which is effective for accounting periods commencing on or after July 1, 2002. The adoption of SSAP 35 has no significant effect on the Group's prior year financial statements.

Deferred taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries, associates and jointly controlled entities, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

In prior years, deferred taxation was accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the financial statements to the extent that a liability or an asset was expected to be payable or recoverable in the foreseeable future. The adoption of SSAP 12 (revised) has no significant effect on the Group's current and prior year financial statements.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
2	Turnover, revenue and segment information
The Group is principally engaged in the production and sale of alumina and primary aluminum. Revenues recognized are as follows:
	Unaudited
	Six months ended June 30,
	2003	2002
	RMB'000	RMB'000

Turnover
Sales of goods, net of value-added tax	10,339,514	7,994,753
	_______________	_______________
Other revenues
Sale of scrap and other materials	80,819	130,976
Supply of electricity, heat, gas and water	124,757	84,351
Rendering of services	6,985	12,306
Interest income	13,739	23,252
Income from investment securities	356	-
	_______________	_______________
Total other revenues	226,656	250,885
	_______________	_______________
Total revenues	10,566,170	8,245,638
	==========	==========
Primary reporting format - business segments The Group is organized in the People's Republic of China (the "PRC") into two main business segments:
* Alumina segment	-	mining and processing of bauxite into alumina and the associated distribution activities.
* Primary aluminum segment	-	production of primary aluminum and the associated distribution activities.

Activities of the headquarters and other operations of the Group, comprising the conduction of research and development related to alumina business and minor production and distribution of alumina hydrate, are grouped under corporate and other services segment.

All inter-segment and inter-plant sales are made at prices approximate to market prices.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
2	Turnover, revenue and segment information (continued)
Primary reporting format - business segments (continued)

	Unaudited
	Six months ended June 30,
	2003	2002
	RMB'000	RMB'000

Segment results
Turnover
Alumina
External sales	5,650,957	3,520,110
Inter-segment sales	1,473,464	1,257,699
	_______________	_______________
	7,124,421	4,777,809
	_______________	_______________
Primary aluminum
External sales	4,656,512	4,446,359

Corporate and other services
External sales	32,045	28,284
Inter-segment elimination	(1,473,464)	(1,257,699)
	_______________	_______________
Total turnover	10,339,514	7,994,753
	_______________	_______________
Cost of goods sold
Alumina	4,694,020	3,800,416
Primary aluminum	3,944,234	3,725,345
Corporate and other services	25,568	24,463
Inter-segment elimination	(1,467,017)	(1,226,699)
	_______________	_______________
Total cost of goods sold	7,196,805	6,323,525
	_______________	_______________
Gross profit
Alumina	2,430,401	977,393
Primary aluminum	712,278	721,014
Corporate and other services	6,477	3,821
Inter-segment elimination	(6,447)	(31,000)
	_______________	_______________
Total gross profit	3,142,709	1,671,228
	_______________	_______________

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
2	Turnover, revenue and segment information (continued)
Primary reporting format - business segments (continued)

	Unaudited
	Six months ended June 30,
	2003	2002
	RMB'000	RMB'000
Segment results (continued)
Other costs, net of other revenues and other income
Alumina	269,694	283,858
Primary aluminum	228,393	84,591
Corporate and other services	114,775	25,485
Unallocated	196,681	226,164
	_______________	_______________
Total other costs, net of other revenues and other income	809,543	620,098
	_______________	_______________
Segment operating profit (loss)
Alumina	2,160,707	693,535
Primary aluminum	483,885	636,423
Corporate and other services	(108,298)	(21,664)
Unallocated	(196,681)	(226,164)
Inter-segment elimination	(6,447)	(31,000)
	_______________	_______________
Total operating profit	2,333,166	1,051,130
Finance costs	227,618	272,290
	_______________	_______________
Operating profit after finance costs	2,105,548	778,840
Share of profit (loss) of jointly controlled entities	1,073	(168)
	_______________	_______________
Profit before income taxes	2,106,621	778,672
Income taxes	463,125	187,681
	_______________	_______________
Profit after income taxes	1,643,496	590,991
Minority interests	68,477	18,641
	_______________	_______________
Profit for the period	1,575,019	572,350
	==========	==========

Secondary reporting format - geographical segments

All operations of the Group are carried out in the PRC and the related assets are located there. The PRC market is considered as one geographical location in an economic environment with similar risks and returns.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
3	Expenses related to other revenues

Expenses related to other revenues mainly include the cost of scrap and other materials sold and costs incurred in the supply of electricity, heat, gas and water.

4	Selling and distribution expenses

	Unaudited
	Six months ended June 30,
	2003	2002
	RMB'000	RMB'000

Advertising expenses	426	164
Packaging expenses	50,060	71,959
Salaries and welfare expenses	11,671	6,744
Transportation and loading	149,604	150,794
Others	29,820	18,890
	_______________	_______________
	241,581	248,551
	==========	==========

5	General and administrative expenses

	Unaudited
	Six months ended June 30,
	2003	2002
	RMB'000	RMB'000

Depreciation	38,193	38,655
Impairment loss on fixed assets	94,180	-
Loss on disposal of fixed assets	5,267	1,890
Provision (write-back of provision) for obsolete inventories	38,703	(15,626)
Provision (write-back of provision) for doubtful debts and bad debts written off, net	6,778	(71,865)
Repairs and maintenance	7,450	6,261
Insurance	11,126	6,419
Salaries and welfare expenses	151,674	131,267
Taxes other than income taxes	110,875	82,513
Travelling and entertainment	18,652	17,007
Utilities and office supplies	17,722	23,038
Amortization of goodwill	12,324	12,324
Amortization of mining rights	9,715	4,755
Others	27,714	92,956
	_______________	_______________
	550,373	329,594
	==========	==========

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
6	Other (income) expenses, net

	Unaudited
	Six months ended June 30,
	2003	2002
	RMB'000	RMB'000

Government subsidies	(4,297)	-
Interest waived (Note (a))	(44,476)	-
Net exchange loss	7,009	18,622
Penalties, fines and compensations	(25)	411
Loss (gain) on short-term investments
- realized	-	(114)
- unrealized	86	-
Loss on futures contracts
- realized	35,266	-
- unrealized	2,384	-
	_______________	_______________
	(4,053)	18,919
	==========	==========

(a)

The gain was related to an interest wavier arrangement made between the Company and China Construction Bank for full settlement of the outstanding loans and related interest payable of RMB99.48 million by the payment by the Company of a lump sum of RMB55.00 million during the period.

7	Staff costs

	Unaudited
	Six months ended June 30,
	2003	2002
	RMB'000	RMB'000

Wages and salaries	807,605	743,316
Housing subsidies	67,403	57,939
Contributions to the retirement schemes	157,171	154,470
Welfare and other expenses	187,364	148,625
	_______________	_______________
	1,219,543	1,104,350
	==========	==========

8	Expenses charged to the profit and loss account

	Unaudited
	Six months ended June 30,
	2003	2002
	RMB'000	RMB'000

Depreciation	936,903	926,086
Operating lease rentals in respect of land and buildings	67,473	70,508
	==========	==========

9	Taxation
	(a)	The amount of taxation charged to the profit and loss account represents:

	Unaudited
	Six months ended June 30,
	2003	2002
	RMB'000	RMB'000
Current taxation:
PRC income tax	575,392	165,393
Overprovision in prior period	(34,430)	-
Deferred tax	(78,191)	22,288
	_______________	_______________
	462,771	187,681
Share of income tax attributable to jointly
controlled entities	354	-
	_______________	_______________
	463,125	187,681
	=========	=========
(b)

The current PRC income taxes of the Company, its subsidiaries and the jointly controlled entities have been provided at the basic tax rate of 33% on the assessable profits for the respective periods, except for those related to the following operations in the Group:

(i)

Pursuant to "Guo Ban Fa 2001 No.73" dated September 29, 2001 issued by the State Council of the PRC and approved by the respective local tax authorities in late 2002, three branches of the Company located in the western region of China (namely Guangxi branch, Qinghai branch and Guizhou branch) were granted a tax concession to pay PRC income tax at a preferential rate of 15%. The preferential tax rate is applicable to qualified operations in specified regions with retroactive effect from January 1, 2001 for a ten-year period to December 31, 2010 so long as the relevant branches continue to engage in qualified operations in their respective regions.

	(ii)	A subsidiary in the Shandong province is taxed at a preferential rate of 15% as it is classified as a "high-tech" enterprise in its province for tax purposes.
(c)

Prior to the group reorganization which took place in 2001, the Core Units now comprising the Group were separate independent entities for tax reporting and filing purposes. Certain of these Core Units had incurred tax losses in previous periods. Given the restrictions on the utilization of such tax losses for periods subsequent to the group reorganization, the Company is awaiting final agreement by the relevant tax authorities regarding the use of such tax losses. The resulting deferred tax benefit arising from these tax losses of approximately RMB203 million (December 31, 2002: RMB220 million) has not been recognized in the financial statements.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
10	Earnings per share

The calculation of basic earnings per share for the six months ended June 30, 2003 is based on the Group's profit for the period of RMB1,575,019,000 (six months ended June 30, 2002:RMB572,350,000) and the outstanding number of 10,499,900,153 shares in issue (six months ended June 30, 2002: weighted average number of 10,491,735,811 shares) during the period.

As there are no dilutive securities, there is no difference between the basic and diluted earnings per share.

11	Capital expenditure

			Total	Property,
		Mining	intangible	plant and
	Goodwill	rights	assets	equipment
	RMB'000	RMB'000	RMB'000	RMB'000

Audited
Net book amount as of
December 31, 2002	455,982	280,955	736,937	22,563,565

Unaudited
Additions	-	-	-	2,130,840
Disposals	-	-	-	(34,731)
Amortization/depreciation
charge for the period	(12,324)	(9,715)	(22,039)	(1,020,300)
Impairment losses	-	-	-	(94,180)
	_______________	_______________	_______________	_______________
Net book amount as of
June 30, 2003	443,658	271,240	714,898	23,545,194
	==========	==========	==========	==========

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
12	Accounts receivable, net

	Unaudited	Audited
	As of	As of
	June 30,	December 31,
	2003	2002
	RMB'000	RMB'000

Trade receivables (Note (a))	466,260	847,792
Bills receivables (Note (b))	829,019	1,068,056
	_______________	_______________
	1,295,279	1,915,848
	==========	==========

	Unaudited	Audited
	As of	As of
	June 30,	December 31,
	2003	2002
	RMB'000	RMB'000
(a) Trade receivables
Gross trade receivables	795,296	1,174,559
Less: Provision for doubtful accounts	(329,036)	(326,767)
	_______________	_______________
	466,260	847,792
	==========	==========

The Group performs periodic credit evaluation on its customers and different credit policies are adopted for individual customers accordingly.

Certain of the Group's sales were on advance payment or documents against payment. A credit period, which may be extended for up to one year, may be granted, subject to negotiation, in respect of sales to large or long-established customers.

As of June 30, 2003, the aging analysis of trade receivables, net of provision made, was as follows:

	Unaudited	Audited
	As of	As of
	June 30,	December 31,
	2003	2002
	RMB'000	RMB'000

Within 1 month	200,303	284,834
Between 2 and 6 months	84,978	269,880
Between 7 and 12 months	116,416	115,900
Between 1 and 2 years	42,743	165,022
Between 2 and 3 years	21,820	12,156
	_______________	_______________
	466,260	847,792
	==========	==========

(b)	Bills receivables are bills of exchange with maturity dates within six months.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
13	Due from/to related parties
	(a)	Due from related parties As of June 30, 2003, the aging analysis of amounts due from related parties, which are trading in nature, was as follows:

	Unaudited	Audited
	As of	As of
	June 30,	December 31,
	2003	2002
	RMB'000	RMB'000

Within 1 month	7,136	10,476
Between 2 and 6 months	5,500	12,277
Between 7 and 12 months	6,502	7,966
Between 1 and 2 years	112,416	122,659
	_______________	_______________
	131,554	153,378
	==========	==========

Other receivables from the fellow subsidiaries, the jointly controlled entities and other related parties are unsecured, non-interest bearing and are repayable on demand.
(b)	Due to related parties
As of June 30, 2003, the aging analysis of amounts due to related parties, which are trading in nature, was as follows:

	Unaudited	Audited
	As of	As of
	June 30,	December 31,
	2003	2002
	RMB'000	RMB'000

Within 1 month	33,119	47,142
Between 2 and 6 months	3,578	56,130
Between 7 and 12 months	3,974	1,273
Over 1 year	-	559
	_______________	_______________
	40,671	105,104
	==========	==========

Other payables to holding company, fellow subsidiaries and other related parties are unsecured, non-interest bearing and are repayable on demand.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
14	Other current assets

	Unaudited	Audited
	As of	As of
	June 30,	December 31,
	2003	2002
	RMB'000	RMB'000

Purchase deposits to suppliers	291,141	269,474
Other deposits and prepayments	203,810	161,554
Value-added tax recoverable	5,635	9,877
Short-term listed investments, at fair value	5,148	4,859
Others (Note (a))	113,097	124,744
	_______________	_______________
	618,831	570,508
	==========	==========

	(a)	As of June 30, 2003, the balances were stated net of provision for doubtful receivables of RMB174,481,000 (As of December 31, 2002: RMB148,542,000).
15	Accounts payable

	Unaudited	Audited
	As of	As of
	June 30,	December 31,
	2003	2002
	RMB'000	RMB'000

Trade payables (Note (a))	1,260,172	1,348,816
Bills payable (Note (b))	637,006	622,693
	_______________	_______________
	1,897,178	1,971,509
	==========	==========

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
15	Accounts payable (continued)
	(a)	Trade payables
As of June 30, 2003, the aging analysis of trade payables was as follows:

	Unaudited	Audited
	As of	As of
	June 30,	December 31,
	2003	2002
	RMB'000	RMB'000

Within 1 month	603,653	768,637
Between 2 and 6 months	474,157	387,728
Between 7 and 12 months	92,601	74,221
Between 1 and 2 years	67,205	60,817
Between 2 and 3 years	6,409	3,420
Over 3 years	16,147	53,993
	_______________	_______________
	1,260,172	1,348,816
	==========	==========

	(b)	Bills payable are repayable within six months.
16	Issued capital and reserves
	(a)	Share capital

	Unaudited	Audited
	As of	As of
	June 30,	December 31,
	2003	2002
	RMB'000	RMB'000

Registered, issued and fully paid:
10,499,900,153 (2002: 10,499,900,153)
shares of RMB1.00 each	10,499,900	10,499,900
	=========	=========

As of January 1, 2002, the Company's registered, issued and fully paid share capital amounted to RMB10,352,942,000. In January 2002, the registered, issued and fully paid capital of the Company were both further increased to RMB10,499,900,153 by the issuance of an additional 146,958,153 new H shares of RMB1.00 each to the public upon the exercise of the Over-allotment Option by the Joint Global Coordinators of the Global Offering ("Over-allotment"). As part of this exercise, a total number of 14,695,815 domestic shares in issue owned as to 9,447,940 domestic shares by Aluminum Corporation of China ("Chinalco" or the "holding company") and as to 5,247,875 domestic shares in total by the three minority shareholders were converted to H shares and sold to the public. As of June 30, 2003 and December 31, 2002, total domestic shares and H shares were 7,750,010,185 shares and 2,749,889,968 shares, respectively.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
16	Issued capital and reserves (continued)
	(b)	Reserves
		(i)	Capital reserve

	Unaudited	Audited
	As of	As of
	June 30,	December 31,
	2003	2002
	RMB'000	RMB'000

Capital reserve represents:
Premium on issue of shares upon
group reorganization	2,403,804	2,403,804
Premium on subsequent issue of shares
to the public	803,454	803,454
Gain on waiver of interest	147,476	103,000
	_______________	_______________
	3,354,734	3,310,258
	==========	==========

Capital reserve can only be used to increase share capital. The increase during the period is due to the gain on waiver of interest as set out in Note 6(a). Pursuant to PRC accounting standards on debt restructuring, any gains arising from debt restructuring which represent the difference between the final settlement and the carrying value of the debt concerned are directly reflected in capital reserve and therefore not distributable. Accordingly, a transfer of the same amount has been made from retained earnings to reflect its non-distributable nature.

(ii)	Statutory surplus reserve

In accordance with the relevant PRC laws and financial regulations, every year the Company is required to transfer 10% of the profit after taxation prepared in accordance with PRC accounting standards to the statutory surplus reserve until the balance reaches 50% of the paid-up share capital. Such reserve can be used to reduce any losses incurred and to increase share capital. Except for the reduction of losses incurred, any other usage should not result in this reserve balance falling below 25% of the registered capital.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
16	Issued capital and reserves (continued)
(b) Reserves (continued)
(iii) Statutory public welfare fund

In accordance with the relevant PRC laws and financial regulations, every year the Company is required to transfer between 5% to 10% of the profit after taxation prepared in accordance with PRC accounting standards to the statutory public welfare fund. The use of this fund is restricted to capital expenditure for employees' collective welfare facilities, the ownership in respect of which belongs to the Group. The statutory public welfare fund is not available for distribution to shareholders except under liquidation. Once the capital expenditure on staff welfare facilities has been made, an equivalent amount must be transferred from the statutory public welfare fund to the discretionary surplus reserve, a reserve which can be used to reduce any losses incurred or to increase share capital.

No transfer has been made to statutory surplus reserve and statutory public welfare fund from profit for the period. The Company, however, has retained sufficient funds for such purpose and these transfers shall be made at the end of the year in accordance with the articles of association of the Company.

17	Long-term loans
Long-term loans include bank loans and other loans which are analyzed as follows:

	Unaudited	Audited
	As of	As of
	June 30,	December 31,
	2003	2002
	RMB'000	RMB'000

Loans - unsecured	6,048,213	6,003,282

Current portion of long-term loans	(948,916)	(1,053,984)
	_______________	_______________
	5,099,297	4,949,298
	==========	==========

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
17	Long-term loans (continued)
As of June 30, 2003, the Group's bank loans and other borrowings were repayable as follows:

	Bank loans
	Unaudited	Audited
	As of	As of
	June 30,	December 31,
	2003	2002
	RMB'000	RMB'000

Within one year	869,938	841,131
In the second year	719,704	889,399
In the third to fifth year	3,573,360	2,761,494
After the fifth year	600,813	942,985
	_______________	_______________
	5,763,815	5,435,009
	==========	==========

	Other loans
	Unaudited	Audited
	As of	As of
	June 30,	December 31,
	2003	2002
	RMB'000	RMB'000

Within one year	78,978	212,853
In the second year	105,420	105,420
In the third to fifth year	100,000	250,000
	_______________	_______________
	284,398	568,273
	==========	==========

	Total
	Unaudited	Audited
	As of	As of
	June 30,	December 31,
	2003	2002
	RMB'000	RMB'000

Within one year	948,916	1,053,984
In the second year	825,124	994,819
In the third to fifth year	3,673,360	3,011,494
After the fifth year	600,813	942,985
	_______________	_______________
	6,048,213	6,003,282
	==========	==========

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
18	Litigation and contingent liabilities
	(a)	Litigation
As of June 30, 2003, the Group has no significant pending litigation.
	(b)	Compensation with regard to the formation of an equity joint venture

Pursuant to a memorandum of understanding dated November 12, 2001 (the "MOU") signed between the Company and Alcoa International (Asia) Limited ("Alcoa"), the two parties have agreed to form a 50/50 equity joint venture which will own and operate the alumina and primary aluminum production facilities owned by a branch of the Company in Pingguo, Guangxi (the "Pingguo JV"). Pursuant to the Subscription Agreement pertaining to which Alcoa acquired shares in the Company, if the final joint venture agreement of the Pingguo JV is not executed within eight months of the closing of the Company's global offering or if all necessary relevant PRC government approvals for the Pingguo JV are not obtained within 12 months of the closing of the Company's global offering due to the failure of a party to abide by its expressions of intent in the MOU, then that party would be obligated to pay US$7.5 million (approximately RMB62.1M) to the other party as compensation.

Although the final joint venture agreement was not executed within eight months of the closing of the Company's global offering, the Company continues to work actively and closely with Alcoa to conclude the joint venture agreement consistently with its expressed intentions in the MOU.

On December 17, 2002 a joint announcement was made by the Company and Alcoa regarding the revised timetable in formalizing the Pingguo JV. According to this joint announcement, both parties were satisfied with the progress of preparations and up to now, the parties are actively pushing forward the formation of the joint venture. The Company has not made a claim against Alcoa nor, according to the Directors, has Alcoa asserted a claim against the Company for compensatory payment.

19	Commitments
	(a)	Capital commitments for property, plant and equipment:

	Unaudited	Audited
	As of	As of
	June 30,	December 31,
	2003	2002
	RMB'000	RMB'000

Contracted but not provided for	1,786,549	2,449,333
Authorized but not contracted for	5,689,530	5,477,890
	_______________	_______________
	7,476,079	7,927,223
	==========	==========

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
19	Commitments (continued)
	(b)	Commitments under operating leases
As of June 30, 2002, the Group had future aggregate minimum lease payments in relation to land and buildings under non-cancelable operating leases as follows:

	Unaudited	Audited
	As of	As of
	June 30,	December 31,
	2003	2002
	RMB'000	RMB'000

Not later than one year	141,995	141,995
Later than one year and not later than five years	567,980	567,980
Later than five years	5,875,218	5,946,215
	_______________	_______________
	6,585,193	6,656,190
	==========	==========

20	Related party transactions

Related parties refer to entities in which Chinalco has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions, or Directors or officers of the Company. Given that the PRC government still owns a significant portion of the productive assets in the PRC despite the continuous reform of the government structure, the majority of the Group's business activities had been conducted with enterprises directly or indirectly owned or controlled by the PRC government ("state-owned enterprises"), including Chinalco, in the ordinary course of business. The management of the Company are of the view that the Group is not to disclose transactions with stated-owned enterprises whose relationships with the Group were merely by virtue of common control or significant influence by the PRC government as related party transactions.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
20	Related party transactions (continued)
Significant related party transactions which were carried out in the normal course of the Group's business during the period were as follows:

		Unaudited
		Six months ended June 30,
		2003	2002
	Note	RMB'000	RMB'000

Sales of materials and finished goods to:	(a)
Holding company and fellow subsidiaries		488,921	97,162
Jointly controlled entity		15,501	10,211
Other related parties		12,657	95,051
		_______________	_______________
		517,079	202,424
		==========	==========
Provision of utility services to holding
company and fellow subsidiaries	(b)	109,532	77,453
		==========	==========
Provision of engineering, construction
and supervisory services by the
holding company and fellow subsidiaries	(c)	234,359	148,964
		==========	==========
Purchases of key and auxiliary materials from:	(d)
Holding company and fellow subsidiaries		110,062	105,958
Other related parties		38,319	30,876
		_______________	_______________
		148,381	136,834
		=========	=========
Provision of social services and
logistics services by the holding company	(e)	323,929	221,532
		==========	==========
Land and building rentals charged by
the holding company	(f)	70,872	70,956
		==========	==========

(a)

Materials and finished goods sold to Chinalco, fellow subsidiaries and other related companies (including an associated company of a promotor, namely Guangxi Aluminum Development and Investment Stock Co., Ltd. ("Guangxi Associate")), during both periods mainly comprised sales of alumina, primary aluminum and scrap materials. Transactions entered into during the periods are as covered by the following agreements:

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
20	Related party transactions (continued)
		(i)	General agreement on Mutual Provision of Production Supplies and Ancillary Services entered into between the Company and Chinalco. The pricing policy is summarized below:
			-	Adoption of the price prescribed by the PRC government ("Stated-prescribed price");
			-	If there is no State-prescribed price then adoption of State-guidance price;
			-	If there is neither State-prescribed price nor State-guidance price, then adoption of market price (being price charged to and from independent third parties); and
			-	If none of the above is available, then adoption of a contractual price (being reasonable costs incurred in providing the relevant services plus not more than 5% of such costs).
(ii)

Aluminum Ingots and Alumina Supply Agreement entered into between the Company and Guangxi Associate and, under which the Company supply aluminum ingots and alumina products to Guangxi Associate for a three-year period commencing from July 1, 2001. The prevailing market price is adopted for pricing purposes.

	(b)	Utility services, including electricity, gas, heat and water, are supplied at the pricing policy as set out in (a)(i) above.
(c)

Engineering, project construction and supervisory services were provided by Chinalco and fellow subsidiaries to the Company mainly for construction projects during the period. Provision of these services are covered by the Provision of Engineering, Construction and Supervisory Services Agreement. The State-guidance price or prevailing market price (including tender price where by way of tender) is adopted for pricing purposes.

(d)

Purchases of key and auxiliary materials (including bauxite, limestone, carbon, cement, coal) from Chinalco, fellow subsidiaries and other related companies are covered by the General Agreement on Mutual Provision of Production Supplies and Ancillary Services and Mineral Supply Agreement.

(e)

Social services and logistics services were provided by Chinalco and cover public security and fire services, education and training, school and hospital services, cultural and physical education, newspaper and magazines, publications and broadcasting and printing as well as property management, environmental and hygiene, greenery, nurseries and kindergartens, sanatoriums and canteens, guesthouses and offices, public transport and retirement management, and other services. Provision of these services are covered by the Comprehensive Social and Logistics Services Agreement entered into between the Company and Chinalco. The pricing policy is the same as that adopted in the General Agreement on Mutual Provision of Production Supplies and Ancillary Services Agreement.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
20	Related party transactions (continued)
(f)

Rental is payable to Chinalco for the use of land, inclusive of land for industrial or commercial purposes, occupied and used by the Group during the period at prevailing market lease rates as covered by the Land Use Rights Leasing Agreement entered into between the Company and Chinalco. The annual rent payable is approximately RMB134 million.

As of June 30, 2003, there existed the following arrangements between the Group and Chinalco, fellow subsidiaries and other related parties:
(i) Guarantees provided by Chinalco to banks for the loans borrowed by the Group are covered by the Guarantee of Debts Contract entered into between the Company and Chinalco.
(ii)

The Company granted to Chinalco a non-exclusive right to use two trademarks for a period of ten years from July 1, 2001 to June 30, 2011 at no cost pursuant to the Trademark License Agreement. The Company will be responsible for the payment of a total annual fee of no more than RMB1,000 to maintain effective registration. Under the terms of the agreement, Chinalco may negotiate extension upon terms to be agreed upon.

21	Significant differences between accounting principles generally accepted in Hong Kong and in the United States

These condensed interim financial statements have been prepared in accordance with accounting policies which conform with accounting principles generally accepted in Hong Kong ("HK GAAP") which may differ in various material respects from accounting principles generally accepted in the United States ("U.S. GAAP"). Such differences involve methods for measuring the amounts shown in these condensed interim financial statements, as well as additional disclosure required by U.S. GAAP.

Major and significant differences, which affect net income and equity, include the following:
(a) Capitalization of finance costs

Under HK GAAP, finance costs are capitalized to the extent that such costs are directly attributable to the construction of a qualifying asset. Under U.S. GAAP, finance costs capitalized are limited to the lower of actual finance costs incurred or avoidable finance costs. Avoidable finance cost is the amount that could have been avoided if expenditure for the qualifying assets had not been made, when qualifying expenditures have occurred and activities necessary to prepare the asset have begun.

The periodic depreciation expense under HK GAAP and U.S. GAAP differs as a result of the difference in the amount of interest capitalized under the two accounting standards.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
21	Significant differences between accounting principles generally accepted in Hong Kong and in the United States (continued)

	(b)	Depreciation of fixed assets stated at fair value

Under HK GAAP, fixed assets transferred from Chinalco to the Group were accounted for under the acquisition accounting method. As a result, the Group's fixed assets were stated at fair value under HK GAAP. The fixed assets were appraised by China United Assets Appraisal Co Ltd. and Chesterton Petty Limited as of December 31, 2000 and as of June 30, 2001, respectively. Under U.S. GAAP, the new cost basis for the fixed assets was not established for the Group as the transfer was a transaction under common control. When an asset is transferred from the parent to its wholly-owned subsidiary, the subsidiary records the asset at the parent's carrying value.

	(c)	Goodwill

Under HK GAAP, goodwill resulting from acquisitions under purchase accounting is recognized as an asset and amortized on a straight-line basis over its estimated useful economic life for not more than 20 years. Under US GAAP, annual amortization of this amount ceased effective January 1, 2002. Goodwill is subjected to annual impairment testing and is written down if carrying value exceeds fair value.

	(d)	Revaluation of mining rights

Pursuant to the Mining Rights Transfer Agreement, the Group acquired mining rights of eight bauxite mines and four limestone quarries from Chinalco for a consideration of RMB285,341,000. Under HK GAAP, mining rights acquired are capitalized and stated at acquisition cost less accumulated impairment losses. Amortization of mining rights is calculated on a straight-line basis over their estimated useful lives of no more than 30 years. Under U.S. GAAP, the new cost basis was not established for the Group as the transfer was a transaction under common control.

	(e)	Income tax effect of U.S. GAAP adjustments

Under U.S. GAAP, a deferred tax liability relating to the addition of the interest capitalization effect and deferred tax assets relating to the reversal of the fixed assets revaluation and mining rights are recognized.

The net effects on net income and basic net income per share of the Group for the six months ended June 30, 2003 and equity as of June 30, 2003, after taking account of the above differences and related income tax effect, are an increase in net income of approximately RMB133 million (six months ended June 30, 2002: RMB102 million), an increase in basic net income per share of approximately RMB0.01 (six months ended June 30, 2002: RMB0.01) and a decrease in equity of approximately RMB3.4 billion (December 31, 2002: RMB3.5 billion), respectively. In computing the net effects, the Directors are required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the estimates of revenue and expenses. Accounting estimates have been employed to determine reported amounts, including realizability, useful lives of tangible assets and income taxes. Actual results could differ from those estimates.

Interim Dividend

The Board of Directors of the Company proposed not to declare an interim dividend for the period from January 1, 2003 to June 30, 2003 (for the period from January 1, 2002 to June 30, 2002 : Nil).

Market Review

The Chinese economy maintained rapid growth in the first half of 2003. In the spring of 2003, despite the impact exerted on some industrial sectors by the outbreak of SARS in some parts of the PRC, the GDP of the first half of 2003 maintained a growth rate of 8.2%, providing room for growth of aluminum consumption.

In the first half of 2003, the global and domestic alumina markets have maintained a similar trend since November last year, demonstrating generally a global shortage of alumina, limited supply on the spot market, strong buying in the PRC market and gradually rising prices of alumina. In the first half of the year, the FOB prices of imported alumina soared from US$200 per tonne early this year to US$285-295 per tonne and remained above that level thereafter. The average sales price of the Company's alumina was RMB2,603 per tonne. In the first half of the year, the domestic demand for alumina amounted to 5,300,000 tonnes with a shortage of 2,400,000 tonnes, representing an increase of 49% over the same period last year.

In the first half of 2003, the slow growth of the global economy failed to boost the consumption of primary aluminum. The rapidly expanding aluminum production capacity in the PRC is expected to lead to a growth in the total global production capacity of primary aluminum. With the commencement of production as a result of the expansion of output capacity in the West, this has led to an obvious increase in production volume as well. In general, the supply of primary aluminum remained slightly higher than its demand around the world. However, the prices of primary aluminum in the international market has fluctuated upwards. The primary aluminum market of the Shanghai Futures Exchange (SHFE) was stronger than that of the London Metals Exchange (LME). The average price for three-month commodity futures of primary aluminum as quoted by the SHFE was US$85 per tonne higher than that of the LME. In the first half of the year, the domestic primary aluminum output amounted to approximately 2,530,000 tonnes, representing a 26.7% increase over the same period last year. Primary aluminum consumption amounted to 2,450,000 tonnes, representing approximately an increase of 26% over the same period last year.

The following chart shows the trend of monthy average prices (exclusive of VAT) for three-month primary aluminum futures on the LME and the SHFE:

BUSINESS REVIEW

The Company continues to focus on the development of its core business, while responding to the market in a positive manner by adjusting its strategies on a timely basis and enhancing its core competitiveness. Over the past few years, we have made unremitting efforts in achieving satisfactory results as evidenced by our integration of business, centralization of management, and implementation of a cost reduction programme, etc. In the first half of the year, despite the sharp rise in the market prices of alumina which allowed us to generate favorable operating results, we did not relax our internal work. We have captured the opportunities arising from the market, trying our best to maximize our operating results.

In the first half of the year, the Company's production volume of alumina products (including alumina, aluminum hydrate, alumina and chemical alumina) increased to a historical high of 2,860,000 tonnes, representing an increase of 8.7% over the same period last year. The production volume of primary aluminum products (including primary aluminum and other primary aluminum products) amounted to 376,000 tonnes, representing an increase of 2.7% over the same period last year. The Company's production and technology economic indicators have further improved by a breakthrough in the progress of refinery technology of "sandy" alumina, which also improved the quality of our alumina products. This improvement will lay down the foundation for further enhancement of the competitiveness of our products.

In the first half of the year, the Company sold 369,200 tonnes of primary aluminum products while the external sales volume of alumina products amounted to 2,135,500 tonnes, representing a production to sales ratio of 98.2% and 100.4%, respectively. By taking advantage of the rebound in the prices of alumina products, the Company is actively reviewing proposals to increase the number of long-term alumina contracts to minimize the impact of price fluctuation of alumina products to the Company's long-term profitability. To minimize the risk involved in contract performance, the Company involved the judicial authority and financial institutions in the process of sales contract negotiation as a means of enhancing contract performance.

The Company, by closely analyzing the international and domestic market trends, has flexibly adjusted its development strategies by increasing investment in alumina and accelerating the construction progress for key projects. Capital expenditure amounted to RMB2,130.8 million in the first half of this year. With respect to project construction, the Pingguo Alumina Phase II Project with an annual capacity of 400,000 tonnes was completed and put into production at the end of June, which was not only six months ahead of schedule but also has saved financial cost and generated substantial economic benefits from the early production. Progress in the construction of the 300,000-tonne "Ore-dressing" Bayer project at the Company's Zhongzhou branch was ahead of schedule and was expected to come into overall trial operation by the end of the year. Construction of the 280,000-tonne aluminum-power joint venture project in Shanxi Province has already commenced and the joint venture company has officially commenced operation. Orderly and planned arrangements and management have ensured the effective implementation of the Company's development strategies.

In line with the new market environment and more stringent listing regulations, the Company has set higher requirements for corporate governance and stringently regulated our operation to meet these new standards. With full awareness of their responsibilities, the directors and senior management strongly believe in the business concept of "good faith as our principal and return as our top priority", which we have conveyed across the Company to each member of the staff. In addition to positioning our business to capitalize on various opportunities, the Company continues to recognize the importance of corporate governance, transparency and disclosure. The Company has established an information disclosure committee headed by the CEO and has taken the initiative to disclose quarterly operational data in the first quarter of 2003 to increase its transparency. Through providing more transparent and timely disclosure of the Company's operating results, we strive to provide our shareholders with a better understanding of the Company.

To enhance the Company's overall management through timely transmission of information and to improve work efficiency and decision-making in relation to informational development, use of network and information management, the Company has accelerated the establishment of an information network as well as software development process in accordance with the principle of "unified planning and diversified implementation". In the first half of the year, initial success was made in the construction of a local area network of the Henan, Shandong, Shanxi and Zhongzhou branches and the research institute. The principal project has almost been completed and the system is in steady operation. The establishment of the Company's internal video conferencing system and the construction of a wide area network have been completed. The development of system application is progressing smoothly. The setting up of a website and the method for information dissemination have almost been completed.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion and analysis should be read in conjunction with our consolidated financial statements and the accompanying notes as set out in this interim report.

CONSOLIDATED RESULTS OF OPERATOINS

The following table sets forth, for the periods indicated, information relating to certain income and expense items from our statements of income:

	For the six months ended June 30,
	Consolidated	Consolidated
	2003	2002
	%	%

Turnover	100.0	100
Cost of goods sold	69.6	79.1
Gross profit	30.4	20.9
Other revenues	2.2	3.1
Expenses related to other revenues	1.9	3.0
Other revenues, net	0.3	0.1
Selling and distribution expenses	2.4	3.1
General and administrative expenses	5.3	4.1
Research and development expenses	0.5	0.5
Other (income) expenses, net	(0.1)	0.2
Operating profit	22.6	13.1
Finance costs	2.2	3.4
Operating profit after finance costs	20.4	9.7

Revenue

The total revenue of the Group for the six months ended June 30, 2003 was RMB10,566.2 million, representing an increase of RMB2,320.6 million or 28.1% as compared with RMB8,245.6 million of the same period last year.

Total revenue includes sales of goods and other revenues. Sales of goods accounted for 97.0% and 97.9% of our total revenue for the first half of 2002 and 2003 respectively. Our sales of goods increased by 29.3%, from RMB7,994.8 million in the first half of 2002 to RMB10,339.5 million in the first half of 2003. The increase was primarily due to the rise in the sales prices of the Group's products and the increase in sales volume.

The average external sales price per tonne for our alumina increased by 32.6% from RMB1,678.2 (exclusive of VAT) for the first half of 2002 to RMB2,224.9 (exclusive of VAT) for the first half of 2003. The average sales price for our primary aluminum increased by 8.6% from RMB11,262.5 (exclusive of VAT) per tonne for the first half of 2002 to RMB12,228.1 (exclusive of VAT) per tonnne for the first half of 2003. This price increase was primarily due to the increase in international alumina and primary aluminum spot prices for the first half of 2003 as compared with the same period last year. The amount of increase in the domestic product price was basically the same as that of the international product price. The external sales volume of our alumina increased by 9.6% from 1,801,800 tonnes for the first half of 2002 to 1,974,200 tonnes for the first half of 2003. The sales volume of our primary aluminum decreased by 6.7% from 332,600 tonnes for the first half of 2002 to 310,400 tonnes for the first half of 2003.

Cost of Goods Sold

The total cost of goods sold of the Group increased by 13.8% from RMB6,323.5 million for the first half of 2002 to RMB7,196.8 million for the first half of 2003. The increase was mainly due to the increase in sales volume of alumina. In addition, as a result of the rise in the prices of raw materials, the unit production costs of primary aluminum increased in the first half of 2003.

Selling and Distribution Expenses

Our selling and distribution expenses decreased by 2.8% from RMB248.6 million for the first half of 2002 to RMB241.6 million for the first half of 2003. The decrease was primarily due to the improvement of the market in the first half of 2003 such that the expenses which were paid by the Company on behalf of clients were cancelled gradually. Despite an increase of 9.6% in the sales volume of alumina during the period and a consequential increase in the direct expenses in connection thereto, the Group has been able to reduce sales expenses by adjusting sales strategies and integrating sales networks.

General and Administrative Expenses

General and administrative expenses increased by 67.0% from RMB329.6 million for the first half of 2002 to RMB550.4 million for the first half of 2003. This was primarily due to the recovery by the Group in the first half of 2002 of its accounts receivable prior to 1999, thereby writing back this portion of the bad debts provision and reducing the general and administrative expenses by RMB71.865 million in the first half of 2002. The Company plans to carry out technological renovation to the anode baking production line of the Guizhou branch and the power supply rectifying equipment of the Qinghai branch in the second half of the year by dismantling some of the aged production equipment. As a result, a provision of RMB94.18 million was made in the first half of 2003 for impairment in the value of fixed assets and a provision of RMB38.70 million was made in the first half of 2003 for obsolete of inventories (spare parts).

Research and Development Costs

Our research and development expenses increased by 40.5% from RMB38.181 million for the first half of 2002 to RMB53.634 million for the first half of 2003. In the first half of 2002, the emphasis of the exchange of advanced technologies developed internally among our branches had reduced the investment in research and development. However, in the first half of this year, the Group has selected some key projects to carry out research and development, and as a result expenses on research and development have increased.

Other Expenses/Income

Our other net expenses/income were set from net expenses of RMB18.92 million for the first half of 2002 to net income of RMB4.05 million for the first half of 2003. The increase is primarily due to an interest waiver arrangement made between the Company and the Construction Bank of China in the first half of 2003, under which the Group was waived from paying an interest of RMB44.48 million.

Operating Profit

Our operating profit increased by 122.0% from RMB1,051.1 million for the first half of 2002 to RMB2,333.2 million for the first half of 2003. Our operating profit as a percentage of sales of goods increased from 13.1% for the first half of 2002 to 22.6% for the first half of 2003.

Finance Costs

Our finance costs decreased by 16.2% from RMB272 million for the first half of 2002 to RMB228 million for the first half of 2003 primarily due to the decrease in the average interest rate of bank loans of the Group.

Income Tax

Our income tax expenses increased by 146.7% from RMB187.7 million for the first half of 2002 to RMB463.1 million for the first half of 2003 primarily due to the increase in our taxable profits for the first half of 2003. Besides, the income tax expenses for 2002 were reduced because of the Group's entitlement to the government's policy on income tax reduction for equipment purchased domestically as opposed to importation.

For the first half of 2003, our effective income tax rate was 22.0%, which was lower than the statutory rate of 33.0%. This is primarily because our Guizhou, Pingguo and Qinghai branches in the western part of China were entitled to the government's "Go West" preferential policy at a reduced income tax rate of 15%, and also because of a reduced income tax rate of 15% for our non wholly-owned subsidiary, Shandong Aluminum Co., Ltd., in Shandong.

Minority Interests

Minority interests increased by 267.4% from RMB18.64 million for the first half of 2002 to RMB68.48 million for the first half of 2003 primarily as a result of the increases in net income of the Company's non wholly-owned subsidiary, Shandong Aluminum Co. Ltd..

Profit for the Period

As a result of the foregoing, our profit for the period increased by 175.2% from RMB572.4 million for the first half of 2002 to RMB1,575.0 million for the first half of 2003.

Discussion of Segment Operations

The Group accounts for its operating results by segment which is organized into alumina segment, aluminum segment and corporate and other services segment as of July 1, 2001.

Unless otherwise indicated, we also include in these segments other revenues derived from such activities as supplying electricity, gas, heat and water to affiliates, selling scrap and other materials, and providing services including transportation and research and development to third parties. Interest income and dividends from unlisted securities investments, included in other revenues, are not attributed to any segment. For additional data relating to our business segments and segmental presentation, see Note 2 of our condensed interim financial statements.

There were substantial changes in the respective weightings of the turnover of the two operation segments to the total turnover as compared with those in the first half of 2002 (refer to Note 2 of our condensed interim financial statements). The percentage of turnover of alumina in the total turnover of the two segments increased from 51.8% in the first half of 2002 to 60.5% in the first half of 2003.

Alumina Segment

Sales of Goods

The total sales of goods from our alumina segment amounted to RMB7,124.4 million for the first half of 2003, representing an increase of 49.1% as compared with RMB4,777.8 million for the same period last year. The increase was primarily a result of increases in both the sales prices and the sales volume of alumina.

Sales of alumina constituted 90.5% of the sales of our alumina segment for the first half of 2003. We sell alumina to our smelters as well as to external domestic smelters.

Revenue from the external sales of alumina amounted to RMB4,392.5 million for the first half of 2003, representing an increase of 45.3% or RMB1,368.8 million from RMB3,023.7 million for the first half of 2002. The increase was mainly due to the increases both in the sales prices and the sales volume of alumina. Revenue from sales of alumina to our smelters amounted to RMB1,473.5 million, representing an increase of 29.2% as compared with RMB1,140.1 million for the same period last year.

Production Cost and Cost of Goods Sold

The cost of goods sold of our total alumina segment increased by 23.5% from RMB3,800.4 million for the first half of 2002 to RMB4,694 million for the first half of 2003. This was primarily due to the increase in sales volumes of our alumina which resulted in increased sales cost, although such increase was partially mitigated by the decrease in the unit production costs of alumina.

The unit production costs of alumina decreased by 1.07% from the same period of 2002. This was mainly because of a decrease of 1.44% in consumption costs as a result of technological renovation, and a decrease of 2.88% as a result of the increase in production volume. A rise in the fuel prices in the PRC, however, had increased the cost by 3.25%.

Operating Profit

Total operating profit for our alumina segment increased by 211.6% from RMB693.5 million for the first half of 2002 to RMB2,160.7 million for the first half of 2003 primarily as a result of increases in both sales prices and the sales volume. Our alumina segment operating profit as a percentage of alumina segment sales of goods increased from 14.5% for the first half of 2002 to 30.3% for the first half of 2003.

Primary Aluminum Segment

Sales of Goods

The total sales of goods of our primary aluminum segment increased by 4.7% from RMB4,446.4 million for the first half of 2002 to RMB4,656.5 million for the first half of 2003.

Our revenue from the sales of primary aluminum for the first half of 2003 accounted for 81.5% of our total sales of goods of this segment. Sales of goods of primary aluminum increased by 1.3% from RMB3,746 million for the first half of 2002 to RMB3,793 million for the first half of 2003. The increase in sales of goods of primary aluminum was due to the increase in primary aluminum sales prices. However, in order to reduce product risks, we adjusted the product mix by increasing the output of other primary aluminum products thereby decreasing the contribution of the output of primary aluminum to the segment and partially offsetting the effect of the rise in sales prices of primary aluminium.

Cost of Goods Sold

The total cost of goods sold for our primary aluminum segment increased by 5.9% from RMB3,725.3 million for the first half of 2002 to RMB3,944.2 million for the first half of 2003. The increase is primarily due to the increase in the unit production costs of primary aluminum products.

The unit production costs of primary aluminum increased by 12.0% for the first half of 2003 over the same period of 2002 mainly due to an 8.5% increase in unit production costs as a result of the rise in alumina prices, a 1.5% increase in costs as a result of the surge in electricity prices and a 2.0% increase in costs as a result of a decrease in output.

Operating Profit

Primary aluminum segment operating profit decreased by 24.0% from RMB636.4 million for the first half of 2002 to RMB483.9 million for the first half of 2003 mainly due to the surge in the prices of raw materials for alumina. Our primary aluminum segment operating profit as a percentage of primary aluminum segment sales of goods decreased from 14.3% for the first half of 2002 to 10.4% for the first half of 2003.

Corporate and Other Services Segment

Our corporate and other services segment reflected our headquarters' expenses, research and development services and product sales of our Research Institute to external customers. The segment had an operating loss of RMB108.3 million for the first half of 2003.

Liquidity and Capital Resources

Our primary sources of funding have been cash derived from operating activities, short-term and long-term borrowings, while our primary uses of funds have been production-related working capital, repayment of short-term and long-term borrowings and capital expenditures.

We have taken advantage of significantly lower interest rates on short-term debt to lower the finance costs of our capital expenditures. Interest rates on short-term debt in the PRC have generally been approximately 1% to 2% per annum lower than those on long-term debt. As a result, we have incurred substantial short-term borrowings. As of June 30, 2003, our short-term debt amounted to RMB4,909 million (including the current portion of long-term debt of RMB949 million), which accounted for 49.05% of our total debt owed to banks. Our current liabilities as of June 30, 2003 exceeded our current assets by RMB2,115 million.

In addition, funding for our capital expenses has been mainly in the form of loans from state-owned banks and commercial banks. As of December 31, 2002, and June 30, 2003, we had RMB10,053 million and RMB10,008 million, respectively, of total outstanding obligations under these loans.

Our leverage ratio, or our total loans divided by the aggregate of our total loans plus owners' equity, had decreased from 39.30% as of December 31, 2002 to 37.57% as of June 30, 2003, primarily as a result of an increase in retained earnings.

In addition to internally generated funds and a portion of the proceeds from the Global Offering, we may rely on bank borrowings to finance our capital expenditure plans.

In view of our credit and the availability of funds in the PRC, we currently do not foresee significant difficulties in obtaining bank borrowings. We plan to fund our capital and related expenditures principally through cash provided by operating activities, short-term and long-term loans and the proceeds we received from the Global Offering. We have also obtained conditional undertakings from certain PRC state-owned banks and commercial banks to establish standby credit facilities for an aggregate amount of RMB26,300 million to fund any capital shortfall related to our alumina and primary aluminum projects and related working capital purposes. We believe that our working capital is sufficient for our present needs.

Cash and Cash Equivalents

As of June 30, 2003, our cash and cash equivalents, including foreign currency deposits, amounted to RMB2,456.5 million, comprising US$31.93 million and HK$16.37 million.

Net Cash Flow from Operating Activities

Net cash provided by operating activities increased by 775.5% from RMB262.4 million for the first half of 2002 to RMB2,297.4 million for the first half of 2003. The increase was primarily due to the increase in alumina and primary aluminum prices and the increase in sales volume of alumina.

Cash Flows from Investing Activities

In the first half of 2003, all the net cash from investing activities was used for capital expenditures. Our cash outlays for capital expenditure projects amounted to RMB1,380 million and RMB1,663.1 million in the first half of 2002 and 2003, respectively.

Cash Flows from Financing Activities

Cash flows from financing activities were a net outflow of RMB473.9 million in the first half of 2003. This amount was mainly used for payment of dividends and repayment of some of the principals of loans.

Use of proceeds

The net proceeds from the Global Offering amounted to approximately RMB3,303 million, including the net proceeds of approximately RMB205 million from the Over-allotment Option in connection with the Global Offering, which was exercised in January 2002. As of June 30, 2003, approximately RMB689 million was used to settle the current portion of the long-term liabilities and RMB1,401 million was used for capital expenditures. An amount of approximately RMB1,213 million worth of net proceeds from the Global Offering remains unused and is currently deposited with banks. The proceeds from the Global Offering, including the proceeds from the Over-allotment Option will continue to be used as described in the Hong Kong prospectus of the Company dated November 30, 2001.

Designated Deposits and Overdue Time Deposits

As of June 30, 2003, the Group had not placed any designated deposits with any financial institution in the PRC, nor had it failed to collect any time deposits upon maturity during the period.

Foreign Exchange Rate Risk

The Company conducts its business primarily in Renminbi.

The Renminbi is not a freely convertible currency. Limitations on foreign exchange transactions imposed by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates. The fluctuations in Renminbi exchange rates will affect our ability to perform our foreign currency-denominated obligations. Such fluctuations will also affect our ability to pay dividends in Hong Kong Dollars or to pay dividends in respect of American depositary receipts in United States Dollars. However, the Company believes that it is or will be able to obtain sufficient foreign exchange for the performance of such obligations.

Risk Exposure of Futures

During the first half of 2003, the Group conducted futures trading activities in primary aluminum on the Shanghai Futures Exchange. Futures trading activities are subject to inherent market risks. The Group carries out its futures business based on its self-produced primary aluminum only.

The Group is the largest primary aluminum producer in the PRC and imposes stringent control over futures trading. Therefore, we believe the Group is able to resist the risk exposure of futures trading.

Employees, Pension Plans and Welfare Fund

As of June 30, 2003, there were approximately 67,150 employees in the Company. The remuneration package of the Company's employees includes salary, bonuses and allowances. Employees also receive welfare benefits including medical care, housing subsidies, child care and education, retirement and other miscellaneous items.

In accordance with applicable PRC regulations, the Company currently participates in pension contribution plans organized by provincial and municipal governments, under which each of the Company's branches is required to contribute an amount equal to a specified percentage of the sum of its employees' salaries, bonuses and various allowances. The amount of contribution as a percentage of the employees' salary varies from branch to branch, ranging from 18.0% to 22.9%, depending in part on the location of the branch and the average age of the employees. The Company also contributes to a welfare fund for its employees. The contributions of the Company to this fund are made at rates ranging from 5% to 10% of our after-tax profit. As of June 30, 2003, the Company had not paid discretionary retirement benefits to its employees.

Share Capital Structure

The share capital structure of the Company as of June 30, 2003 was as follows:

	As of June 30, 2003
Holders of		Percentage
Domestic Shares	No. of shares	of issued
or H Shares	(in millions)	share capital (%)

Holders of Domestic Shares
Aluminum Corporation of China	4,656.3	44.4
China Cinda Asset Management Corporation	1,610.3	15.3
China Orient Asset Management Corporation	602.2	5.7
China Development Bank	554.9	5.3
Guangxi Development and Investment Co., Ltd.	196.8	1.8
Guizhou Provincial Materials Development and
Investment Corporation	129.4	1.2

Holders of H Shares
Alcoa International (Asia) Limited	840.2	8.0
Other public investors	1,909.7	18.3

Substantial Shareholders

So far as the Directors are aware, as of 30 June 2003, the persons other than a director, chief executive or supervisor of the Company who have interests or short positions in the shares or underlying shares of the Company which are discloseable under Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance ("SFO") are as follows (the interests in shares and short positions disclosed herein are in addition to those disclosed in respect of the Directors, the Chief Executive and the Supervisors):

Name of substantial shareholders	Class of shares	Number of shares held	Capacity	Type of interest	Percentage in the relevant class of share capital	Percentage in total share capital

Aluminum Corporation of China	Domestic Shares	4,656,261,060 (L)	Beneficial Owner	Corporate	60.1%	44.4%

China Cinda Asset Management Corporation	Domestic Shares	1,610,332,210 (L)	Beneficial Owner	Corporate	20.8%	15.3%

China Orient Asset Management Corporation	Domestic Shares	602,246,135 (L)	Beneficial Owner	Corporate	7.8%	5.7%

China Development Bank	Domestic Shares	554,940,780 (L)	Beneficial owner	Corporate	7.2%	5.3%

Alcoa Inc.	H Shares	840,209,728 (L)	Interest of controlled corporation	Corporate	30.55%	8.0%

Alcoa International (Asia) Limited	H Shares	840,209,728 (L)	Beneficial Owner	Corporate	30.55%	8.0%

J.P. Morgan Chase & Co. (Note 1)	H Shares	208,599,600 (L) (including 51,600,000 (P) (Note 2)	Interest of controlled corporations	Corporate	7.59%	1.99%

Notes:

1.	As of 30 June 2003, J.P. Morgan Chase & Co. was taken to be interested in 7.59% of the Company's total H Shares or 1.99% of the Company's total share capital through the following companies:

	(1)	in the capacity as an investment manager,

(a)

7,730,000 H Shares (representing approximately 0.28% of the Company's total H Shares) in a long position held by JF International Management Inc., which is a controlled corporation of J.P. Morgan Chase & Co.

(b)

131,874,000 H Shares (representing approximately 4.8% of the Company's total H Shares) in a long position held by JF Asset Management Limited, which is a controlled corporation of J.P. Morgan Chase & Co.

(c)

2,558,000 H Shares (representing approximately 0.09% of the Company's total H Shares) in a long position held by J.P. Morgan Fleming Asset Management (UK) Limited, which is a controlled corporation of J.P. Morgan Chase & Co.

(d)

3,866,000 H Shares (representing approximately 0.14% of the Company's total H Shares) in a long position held by J.P. Morgan Investment Management Limited, which is a controlled corporation of J.P. Morgan Chase & Co.

(e)

6,789,600 H Shares (representing approximately 0.25% of the Company's total H Shares) in a long position held by J.P. Morgan Investment Management Inc., which is a controlled corporation of J.P. Morgan Chase & Co.

(2) in the capacity as a beneficial owner,

(a)

182,000 H Shares (representing approximately 0.01% of the Company's total H Shares) in a long position held by J.P. Morgan Whitefriars Inc., which is a controlled corporation of J.P. Morgan Chase & Co.

(b)

4,000,000 H Shares (representing approximately 0.15% of the Company's total H Shares) in a long position held by J.P. Morgan Securities Ltd., which is a controlled corporation of J.P. Morgan Chase & Co.

2.	The total number of H Shares held included interest in 51,600,000 H Shares (representing approximately 1.88% of the Company's total H Shares) held by JP Morgan Chase Bank in a lending pool.

3.	The letter "L" denotes a long position. The letter "P" denotes interest in a lending pool.

Directors', Chief Executive's and Supervisors' Interests in Shares and short positions

As of 30 June 2003, none of the Directors, the Chief Executive and the Supervisors and their respective associates had any interests (including interests in shares and short positions) in the shares or debentures of the Company and its associated corporations (within the meaning of the SFO), (a) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) which are recorded in the register maintained by the Company under Section 352 of the SFO; or (c) as required to be notified pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

As of June 30, 2003, none of the Directors or Chief Executive, Supervisors, or their spouses or children under the age of 18 was given the right to acquire shares or debentures of the Company or any associated corporation (within the meaning of the SFO) or had exercised any such right as of June 30, 2003.

Purchase, Sale or Redemption of the Company's Shares

For the first half of 2003, the Company did not redeem any of its shares. Neither the company nor any of its subsidiaries purchased or sold any of the Company's shares during the first half of 2003.

Outlook and Prospects

In the second half of the year, the Company will continue to implement its defined development strategies in accordance with its 2003 major task objectives. The Company will focus on the following:

*

Closely monitor changes in the market to adjust marketing strategies on a timely basis, consolidate business connections with clients, further improve our sales network and mechanism and focus on quality and services.

*

Continue the implementation of investment and development strategies, accelerate progress in construction of alumina projects, ensure construction quality, optimize investment plans on a continuous basis and work hard to increase return on investment.

*

Maintain the development concept of focusing on both greenfield and brownfield expansions as well as low-cost mergers and acquisitions, identify opportunities for mergers and acquisitions of overseas alumina and domestic primary aluminum projects, make better use of the power system reform policy and speed up the Company's capital operation.

*

Strengthen scientific and technological development, speed up the industrialisation and promotion of the Company's scientific and technological achievements and combine the Company's quality assets, stringent management and patented technology with the efforts of all our staff to maximize economic benefits.

Compliance with the Code of Best Practice

During the period from January 1, 2003 to June 30, 2003, the Company was in compliance with the Code of Best Practice as set out in Appendix 14 to the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited.

Audit Committee

The Audit Committee of the Company comprises two independent non-executive Directors, namely Mr. Chiu Chi Cheong Clifton and Mr. Wang Dianzuo and one non-executive Director, namely Mr. Wu Weicheng. The Audit Committee has reviewed and confirmed the unaudited interim results announcement for the six months ended June 30, 2003.

Guo Shengkun Chairman, President and Chief Executive Officer

Beijing, PRC

August 26, 2003

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALUMINUM CORPORATION OF CHINA LIMITED

By: S/Liang, Zhongxiu Name: Liang, Zhongxiu Title: Executive Director
Dated: September, 2003